U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K for 8/3/04 2004-SP2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110437
SEC File Number of Registration Statement

04039536

Name of Person Filing the Document
(if Other than the Registrant)

RECD S.E.C.
AUG 4 2004
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 3rd day August 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

PROCESSED
AUG 05 2004
THOMSON FINANCIAL

MBS New Transaction

Computational Materials

$143,240,469 (approximate)
Offered Certificates
Mortgage Loan Backed Certificates,
RAAC Series 2004-SP2

GMAC RFC

RAAC Series 2004-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about July [28], 2004
	Settlement Date:	On or about August [6], 2004
	First Payment Date:	August 25, 2004
Structure:	$[145] million (approx) senior/subordinate shifting interest structure	
Rating Agencies:	Moody's and Standard & Poor's	

July 27, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Fred Hubert	(212) 449-5071
Alan Chan	(212) 449-8140
Alice Chang	(212) 449-1701
Sonia Lee	(212) 449-5067
Calvin Look	(212) 449-5029

Trading

Scott Soltas	(212) 449-3659
Dan Lonski	(212) 449-3659
Charles Sorrentino	(212) 449-3659

Research

Akiva Dickstein	(212) 449-8835

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE COLLATERAL BALANCES AS OF JULY 1, 2004 (THE "CUT-OFF DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BESUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

RAAC Series 2004-SP2 Trust Structural Summary

July 27, 2004

$143,240,469 Offered Certificates (Approximate - Subject to Revision)

Characteristics of the Certificates

Class	Amount ($) [1]	Ratings (Moody's / S&P)	Bond Type	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	WAL (yrs.) to Call / Maturity	Pmt. Window to Call / Maturity	Expected Maturity to Call / Maturity	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group(s)
A-I	$35,317,000	Aaa/AAA	Sr/WAC/Pass Through	Variable	45% CPR	30/360	1.40 / 1.42	1 - 58 / 1 - 93	05/09 / 04/12	Jan 2032	1.95	I
A-II-1	$96,252,000	Aaa/AAA	Sr/Fixed/Pass Through	6.00%	45% CPR	30/360	1.19 / 1.19	1 - 43 / 1 - 43	02/08 / 02/08	Jan 2032	1.95	II
A-II-2	$10,695,000	Aaa/AAA	Sr/Fixed/Lockout	6.00%	45% CPR	30/360	4.25 / 4.56	1 - 58 / 1 - 93	05/09 / 04/12	Jan 2032	1.95	II
II-IO	$106,601,466 [2], [3]	Aaa/AAA	Sr/Variable/Interest Only	Variable	45% CPR	30/360	NA	1 - 58 / 1 - 320	05/09 / 03/31	Jan 2032	1.95	II
II-PO	$33,469 [4]	Aaa/AAA	Sr/Principal Only	0.00%	45% CPR	30/360	1.55 / 1.64	1 - 58 / 1 - 229	05/09 / 08/23	Jan 2032	1.95	II
M-1	$943,000	Aa2/AA	Sub/Variable/Pass Thru [5]	Variable	45% CPR	30/360	4.49 / 6.94	1 - 58 / 1 - 320	05/09 / 03/31	Jan 2032	1.30	I,II
[redacted]												

Notes:

(1) Distributions on the Class A-I Certificates will be primarily derived from the Group I Loans, as described herein. Distributions on the Class A-II-1, Class A-II-2, Class II-PO and Class II-IO Certificates will be primarily derived from the Group II Loans, as described herein. Distributions on the Class M Certificates and the Class B Certificates will be derived from all of the mortgage loans, as described herein. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) The balance shown with respect to the Class II-IO Certificates is a notional balance. Such certificates are interest-only certificates and will not be entitled to distribution of principal. Interest will accrue based at a variable rate equal to the weighted average of the excess of the Net Mortgage Rate on each Group II Loans over 6.00%.

(3) The notional balance of the Class II-IO Certificates will be equal to the aggregate principal balance of the Group II Non-Discount Mortgage Loans.

(4) The Class II-PO Certificates are principal only certificates. Such certificates will not be entitled to distribution of interest. Principal will be distributed on the Class II-PO Certificates as described in the Prospectus Supplement.

(5) The variable rate on the Class M Certificates and the Class B Certificates in respect of a Distribution Date will be calculated as the weighted average of the pass through rate on the Class A-I Certificates and the Class A-II Certificates for that Distribution Date, weighted in proportio n to the results of subtracting from the aggregate principal balance of each loan group (other than the portion attributable to the Class II-PO Certificates) the aggregate principal balance of the related Senior Certificates (other than the Class II-PO Certificates)..

SUMMARY COLLATERAL INFORMATION

Current LTVs have been calculated based on the mortgage loan balance as at the Cut-off Date and the mortgaged property value at the time of mortgage loan origination.

All of the credit scores have been updated prior to the Cut-off Date.

All collateral information contained herein is as of the Cut-off Date of July 1, 2004.

MORTGAGE LOANS IN THE AGGREGATE			
Agg. Scheduled Balance	$145,128,241.20	WA Original LTV	73.17%
Avg. Scheduled Balance	$358,341.34	WA Current LTV	67.68%
WAC	6.811%	WA Credit Score	721
WAM (months)	275	Full Doc	100.00%
Seasoning (months)	40		
California Concentration	23.63%		

LOAN GROUP I: 15 YEAR			
Agg. Scheduled Balance	$36,019,840.66	WA Original LTV	67.79%
Avg. Scheduled Balance	$333,517.04	WA Current LTV	55.30%
WAC	6.372%	WA Credit Score	736
WAM (months)	138	Full Doc	100.00%
Seasoning (months)	42		
California Concentration	22.28%		

LOAN GROUP II: 30 YEAR			
Agg. Scheduled Balance	$109,108,400.54	WA Original LTV	74.94%
Avg. Scheduled Balance	$367,368.35	WA Current LTV	71.76%
WAC	6.956%	WA Credit Score	716
WAM (months)	320	Full Doc	100.00%
Seasoning (months)	40		
California Concentration	24.08%		

Issuer:	RAAC Series 2004-SP2 Trust.
Certificates:	The Class A-I Certificates, Class R-I Certificates and Class R-II Certificates (collectively, the "Group I Certificates") are backed by first lien, fixed-rate mortgage loans with an initial term to maturity of up to 15 years or less (the "Group I Loans"). The Class A-II-1 Certificates and Class A-II-2 Certificates (collectively, the Class A-II Certificates"), the Class II-IO Certificates and the Class II-PO Certificates are backed by first lien, fixed-rate mortgage loans with an initial term to maturity of greater than 15 years and up to 30 years (the "Group II Loans"). The Class M-1 through Class M-3 Certificates (collectively, the "Class M Certificates") and the Class B-1 through Class B-3 Certificates (collectively, the "Class B Certificates") are backed by the Group I Loans and the Group II Loans. The Class A-I Certificates and Class A-II Certificates (collectively, the "Class A Certificates"). The Class A-II Certificates, Class II-IO Certificates and Class II-PO Certificates (collectively, the "Group II Certificates"). The Class R-I Certificates and Class R-II Certificates (collectively, the "Class R Certificates"). The Group I Certificates and the Group II Certificates (collectively, the "Senior Certificates"). Only the Class A-I Certificates, Group II Certificates and the Class M-1 Certificates are offered hereby.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Co-Manager:	Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").
Subservicer:	Primary servicing will be provided by ABN AMRO Mortgage Group, Inc. ("AAMG") with respect to 100.00% of the mortgage loans.
Cut-off Date:	July 1, 2004 after deducting payments due during the month of July 2004.
Settlement Date:	On or about August 6, 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on August 25, 2004.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: For the Senior Certificates (other than the Class R Certificates and the Class II-IO Certificates) and the Class M-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; and integral multiples of $1,000 thereof in the case of the Class II-PO Certificates. For the Class M-2, Class M-3 Certificates and Class B Certificates: $100,000 and integral multiples of $1 in excess thereof. For the Class II-IO Certificates: $500,000 notional amount and integral multiples of $1 in excess thereof.

ERISA Considerations: It is expected that, as of the Settlement Date, the Class A Certificates and the Class II-IO Certificates and Class II-PO Certificates will be eligible for purchase by employee benefit plans and other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M-1 Certificate is not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.

Legal Investment: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description: Two loan groups: Group I and Group II.

1. Group I Loans will consist of first lien, fixed-rate mortgage loans with an initial term to maturity of up to 15 years or less with an aggregate principal balance of approximately $36,019,841 as of the Cut-off Date.

2. Group II Loans will consist of first lien, fixed-rate mortgage loans with an initial term to maturity of greater than 15 years and up to 30 years with an aggregate principal balance of approximately $109,108,401 as of the Cut-off Date.

All of the Group I Loans and Group II Loans were sourced from mortgage pools previously securitized by AAMG. as part of the transactions listed in the table below. As at the Cut-off Date, none of the mortgage loans were delinquent in respect of any payments of principal or interest.

Transaction	Relative % of RAAC 2004-SP2 Initial Mortgage Loans
AMAC 1999-2	13.99%
AMAC 1999-5	10.61%
AMAC 2001-6	4.52%
AMAC 2001-8	70.88%
	100.00%

Pricing Prepayment Assumption: 45% CPR.

Accrued Interest: The Certificates will settle with accrued interest.

Accrual Period: The interest accrual period (the "Accrual Period") with respect to the Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Delay Days: The Certificates will have 24 delay days.

Optional Call: If the aggregate principal balance of the mortgage loans falls below 5.00% of the original aggregate principal balance of the mortgage loans as of the Cut-off Date ("Optional Call Date"), the Master Servicer may terminate the trust.

The Principal Investment Activities Program: The mortgage loans included in the trust were acquired and evaluated under Residential Funding's Principal Investment Activities Program ("PIA"). The PIA program, among other types of collateral, targets seasoned assets offered in the secondary market. These loans may be called loans, loans acquired as part of portfolio sales, or may be loans with program exceptions or may be secured by unusual property types. The loans acquired under the PIA program may have document deficiencies or have prior and/or current delinquencies or a combination of one or more of the foregoing.

The PIA program's process for acquiring a loan is intended to determine whether the characteristics of the loan, the borrower and the collateral, taken as a whole, represent an acceptable lending risk. The factors considered include:

1. the mortgage loan's payment terms and characteristics;
2. the borrower's credit profile, both current and, if available, at origination;
3. an analysis of the mortgagor's ability and willingness to make full and timely repayment;
4. the value of the mortgaged property, as evidenced by a broker's price opinion, statistical value or comparison with real estate listings of comparable properties; and
5. the quality of the available legal documentation associated with the loan, including certain aspects of compliance with relevant laws.

The values of mortgaged properties securing loans acquired under the PIA program are generally compared to an estimated value, recent listings of comparable properties, statistical values and/or broker's price opinions.

PIA's due diligence is tailored to address the particular risk profile of each acquisition. In relation to the acquisition of the mortgage loans for this transaction, the due diligence performed by the PIA group included a review of a detailed loan data tape with specific representations and warranties provided by AAMG as the seller of such mortgage loans in relation to, among other things, the accuracy of such data, together with a review of the underlying loans and the collateral files, but did not include a review of the credit files for the mortgage loans.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Credit Enhancement: On the Settlement Date, the characteristics listed below are expected to be as follows:

Certificates	Moodys / S&P	Class Certificate Size*	Initial Credit Enhancement Level*
Senior Certificates	Aaa / AAA	98.05%	1.95%
Class M-1	Aa2 / AA	0.65%	1.30%
Class M-2	A2 / A	0.50%	0.80%
Class M-3	Baa2 / BBB	0.40%	0.40%
Class B-1	Ba2 / BB	0.15%	0.25%
Class B-2	B2 / B	0.10%	0.15%
Class B-3	NR / NR	0.15%	0.00%

*Preliminary and subject to revision.

Certificates' Priority of Distributions:

Priority of Distributions:

Payments to the holders of the Certificates will be made from the available distribution amount from the related loan group generally as follows:

(1) Distributions of interest to the related interest-bearing Senior Certificates;
(2) Distribution of principal to the Class II-PO Certificates;
(3) Distribution of principal to the remaining classes of related Senior Certificates entitled to principal;
(4) Payment to the Master Servicer for certain unreimbursed advances;
(5) Interest to the Class M-1 Certificates;
(6) Principal to the Class M-1 Certificates;
(7) Interest to the Class M-2 Certificates;
(8) Principal to the Class M-2 Certificates;
(9) Interest to the Class M-3 Certificates;
(10) Principal to the Class M-3 Certificates;
(11) Interest to the Class B-1 Certificates;
(12) Principal to the Class B-1 Certificates;
(13) Interest to the Class B-2 Certificates;
(14) Principal to the Class B-2 Certificates;
(15) Interest to the Class B-3 Certificates; and
(16) Principal to the Class B-3 Certificates.

Priority of Principal Distributions Among Class A-II Certificates: The Senior Principal Distribution Amount for the Class A-II Certificates will be distributed in the following order of priority:

(1) first, to the Class A-II-2 Certificates in an amount equal to the Lockout Distribution Amount; until the certificate principal balance thereof is reduced to zero; and
(2) second, sequentially to the Class A-II-1 Certificates and Class A-II-2 Certificates, in each case until the certificate principal balance thereof is reduced to zero;

Shifting of Interests: All principal prepayments and other unscheduled payments of principal from each loan group will be allocated to the related Senior Certificates during the first five years after the closing date. A disproportionately large portion of principal prepayments and other unscheduled payments of principal will be allocated to the related Senior Certificates during the next four years, subject to loss and delinquency tests described in the prospectus supplement. This provides additional credit enhancement for the Senior Certificates by reserving a greater portion of the principal balance of the Class M Certificates and Class B Certificates for the absorption of losses. All mortgagor prepayments not otherwise distributable to the Senior Certificates will be allocated on a pro rata basis among the class of Class M Certificates with the highest payment priority then outstanding with a certificate principal balance greater than zero and each other class of Class M Certificates and Class B Certificates for which certain loss levels established for that class in the pooling and servicing agreement have not been exceeded. The related loss level on any Distribution Date would be satisfied as to any Class M or Class B Certificates only if the sum of the current percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto.

Allocation of Realized Losses:

Any realized losses on the mortgage loans (other than excess special hazard losses and excess bankruptcy losses) will be allocated in full as follows: first, to the Class B Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; thereafter, to the Class M Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; thereafter, to the related Class A Certificates, pro rata, based on the certificate principal balance, in reduction of their certificate principal balance, provided that, whenever losses are allocated to the Group II Certificates, the Class II-PO Certificates will share in the loss only if the mortgage loan is a Discount Mortgage Loan.

Excess special hazard losses and excess bankruptcy losses will be allocated pro rata, based on the certificate principal balance among all outstanding classes of related Certificates, provided that, whenever losses are allocated to the Group II Certificates, the Class II-PO Certificates will share in the loss only if the mortgage loan is a Discount Mortgage Loan.

Investors in the Senior Certificates should be aware that because the Class M Certificates and Class B Certificates represent interests in both loan groups, the certificate principal balances of the Class M Certificates and Class B Certificates could be reduced to zero as a result of a disproportionate amount of realized losses on the mortgage loans in one loan group. Therefore, notwithstanding that realized losses on the mortgage loans in one loan group may only be allocated to the related Senior Certificates, the allocation to the Class M Certificates and Class B Certificates of realized losses on the mortgage loans in the other loan group will reduce the subordination provided to such Senior Certificates by the Class M Certificates and Class B Certificates and increase the likelihood that realized losses may be allocated to such Senior Certificates.

Definitions:

Discount Mortgage Loan:	Any Group II Loan with a Net Mortgage Rate less than 6.00%.
Non-Discount Mortgage Loan:	Any Group II Loan which is not a Discount Mortgage Loan.
Net Mortgage Rate:	With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing are paid.
Senior Principal Distribution Amount:	For each loan group on any Distribution Date, the sum of (1) the product of (a) the related Senior Percentage and (b) the related Non-PO Portion of scheduled principal collections and (2) the product of (a) the related Senior Prepayment Percentage and (b) the related Non-PO Portion of unscheduled principal collections.
Subordinate Principal Distribution Amount:	For each loan group on any Distribution Date, the sum of (1) the product of (a) the related Subordinate Percentage and (b) the related Non-PO Portion of scheduled principal collections and (2) the product of (a) the related Subordinate Prepayment Percentage and (b) the related Non-PO Portion of unscheduled principal collections.
Senior Percentage:	For each loan group on any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the sum of the certificate principal balance of each class of related Senior Certificates (other than the Class II-PO Certificates) immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the loans in the relevant loan group (other than the Discount Mortgage Loans) immediately prior to that Distribution Date.
Subordinate Percentage:	For each loan group on any Distribution Date, 100% minus the related Senior Percentage on such Distribution Date.
Discount Fraction:	For each Discount Mortgage Loan on any Distribution Date, the percentage equivalent of a fraction, the numerator of which is 6.00% minus the weighted average of the Net Mortgage Rates for the Discount Mortgage Loans and the denominator of which is 6.00%.
Class II-PO Principal Distribution Amount:	On any Distribution Date, the sum of (1) the Discount Fraction of scheduled principal collections in respect of Discount Mortgage Loans and (2) the Discount Fraction of unscheduled principal collections in respect of Discount Mortgage Loans.
Non-PO Portion:	On any Distribution Date, (1) in the case of Group I Loans, 100% and (2) in the case of Group II Loans, the aggregate of (a) the amount of scheduled principal payments due during the related due period in respect of Group II Loans (other than the Discount Fraction of such scheduled principal payments due during the related due period in respect of Discount Mortgage Loans) and (b) the amount of unscheduled principal collections during the preceding calendar month in respect of Group II Loans (other than the Discount Fraction of such collections in respect of Discount Mortgage Loans).

Senior Prepayment Percentage: For each loan group on any Distribution Date, the sum of (1) the related Senior Percentage and (2) the product of (a) 100% minus the Shift Percentage for such Distribution Date multiplied by (b) the related Subordinate Percentage for such Distribution Date.

Subordinate Prepayment Percentage: For each loan group on any Distribution Date, 100% minus the related Senior Prepayment Percentage for such loan group.

Lockout Distribution Amount: For any Distribution Date will equal the sum of (i) the product of (A) the Non-PO Portion of the scheduled principal payments on the Group II Loans and (B) the Lockout Percentage and (ii) the product of (A) the Non-PO Portion of the unscheduled principal collections on the Group II Loans, (B) the Shift Percentage, and (C) the Lockout Percentage.

Lockout Percentage: For any Distribution Date will equal, (1) the outstanding principal balance of the Class II-A-2 Certificates immediately prior to such Distribution Date divided by (2) the aggregate certificate principal balance of the Group II Certificates (other than the Class II-PO Certificates) immediately prior to such Distribution Date, but in no event will the Lockout Percentage exceed 100%.

Shift Percentage:

Distribution Date	Shift %
August 2004 - July 2009	[0% Pro Rata Share]
August 2009 - July 2010	[30% Pro Rata Share]
August 2010 - July 2011	[40% Pro Rata Share]
August 2011 - July 2012	[60% Pro Rata Share]
August 2012 - July 2013	[80% Pro Rata Share]
August 2013 and after	[100% Pro Rata Share]

Total Mortgage Loans

Aggregate Outstanding Principal Balance	$145,128,241
Aggregate Original Principal Balance	$159,880,820
Number of Mortgage Loans	405

	Minimum	Maximum	Average [1]
Original Principal Balance	$236,700	$1,000,000	$394,767
Outstanding Principal Balance	$16,378	$881,007	$358,341
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	154	360	315
Stated remaining Term (mos)	110	329	275
Loan Age (mos)	31	70	40
Current Interest Rate	5.750%	7.750%	6.811%
Original Loan-to-Value [3]	20.00%	95.00%	73.17%
Current Loan-to-Value [4]	4.00%	93.00%	67.68%
Credit Score [5]	479	816	721

	Earliest	Latest
Maturity Date	September 1, 2013	December 1, 2031

12 Month Delinquency History	Percent of Mortgage Pool
0x30	93.76%
1x30	3.96
2x30	1.40
3x30	0.88

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) In the above Summary Table and the following total mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property. In the case of certain mortgage loans, where the loan file contains neither an appraised value of the relevant property nor a sales price (which is the case with respect to approximately 13.05% of the total mortgage loans by principal balance), such mortgage loans are assumed to have an original loan-to-value ratio of 80%.
(4) In the above Summary Table and the following total mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date divided by the original value of the relevant property, such value being determined in accordance with the procedures outlined in footnote (3).
(5) Minimum and Weighting only for loans with scores.

Total Mortgage Loans

Credit Score Distribution of the Mortgage Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	4	$1,716,442	1.18%	$429,110	68.84%
500 to 519	2	825,427	0.57	412,713	78.00
520 to 539	3	1,054,774	0.73	351,591	79.87
540 to 559	4	1,378,371	0.95	344,593	76.81
560 to 579	4	1,500,762	1.03	375,191	74.42
580 to 599	9	2,787,460	1.92	309,718	72.30
600 to 619	9	3,138,334	2.16	348,704	73.53
620 to 639	18	6,276,137	4.32	348,674	72.26
640 to 659	24	9,006,083	6.21	375,253	69.04
660 to 679	20	7,200,754	4.96	360,038	65.81
680 to 699	31	10,893,481	7.51	351,403	70.30
700 to 719	48	17,833,477	12.29	371,531	67.26
720 to 739	31	11,582,532	7.98	373,630	67.03
740 to 759	45	16,196,320	11.16	359,918	68.18
760 or greater	153	53,737,888	37.03	351,228	65.32
Total:	**405**	**$145,128,241**	**100.00%**	**$358,341**	**67.68%**

* All of the credit scores have been updated prior to the cutoff date.

* As of the Cut-off Date, the weighted average Credit Score of the Mortgage Loans will be approximately 721.

Original Mortgage Loan Principal Balances of the Mortgage Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
$200,001 to $300,000	56	$13,272,805	9.15%	$237,014	709	69.73%
$300,001 to $400,000	200	63,758,136	43.93	318,791	722	69.21
$400,001 to $500,000	98	39,509,164	27.22	403,155	718	67.89
$500,001 to $600,000	31	15,009,736	10.34	484,185	720	65.70
$600,001 to $700,000	11	6,485,897	4.47	589,627	713	59.37
$700,001 to $800,000	3	2,075,124	1.43	691,708	746	64.39
$800,001 to $900,000	2	1,534,704	1.06	767,352	778	61.87
$900,001 to $1,000,000	4	3,482,674	2.40	870,669	770	57.96
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

Current Mortgage Loan Principal Balances of the Mortgage Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
$1 to $25,000	1	$16,378	0.01%	$16,378	806	4.00%
$25,001 to $50,000	1	47,132	0.03	47,132	790	8.00
$50,001 to $100,000	1	90,850	0.06	90,850	793	27.00
$100,001 to $200,000	15	2,577,719	1.78	171,848	742	52.10
$200,001 to $300,000	91	23,984,831	16.53	263,570	720	68.90
$300,001 to $400,000	186	63,899,132	44.03	343,544	725	68.30
$400,001 to $500,000	74	32,525,775	22.41	439,537	704	69.98
$500,001 to $600,000	23	12,270,386	8.45	533,495	724	65.86
$600,001 to $700,000	7	4,648,218	3.20	664,031	725	60.39
$700,001 to $800,000	1	722,580	0.50	722,580	713	58.00
$800,001 to $900,000	5	4,345,241	2.99	869,048	775	59.95
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

Mortgage Rates of the Mortgage Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.5001 to 6.0000	21	$7,715,814	5.32%	$367,420	731	55.66%
6.0001 to 6.5000	84	28,540,934	19.67	339,773	741	59.59
6.5001 to 7.0000	187	68,825,622	47.42	368,051	723	70.04
7.0001 to 7.5000	104	36,947,042	25.46	355,260	703	71.96
7.5001 to 8.0000	9	3,098,830	2.14	344,314	680	68.53
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

* As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans will be approximately 6.8113% per annum.

Net MortgageRates of the Mortgage Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.0000 to 5.4999	8	$2,480,419	1.71%	$310,052	747	51.44%
5.5000 to 5.9999	48	15,431,326	10.63	321,486	740	58.47
6.0000 to 6.4999	130	47,516,668	32.74	365,513	729	65.53
6.5000 to 6.9999	181	66,481,482	45.81	367,301	719	70.51
7.0000 to 7.4999	38	13,218,346	9.11	347,851	674	74.93
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Mortgage Loans will be approximately 6.5213% per annum.

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	21	$8,271,412	5.70%	$393,877	727
50.01 to 55.00	12	4,863,373	3.35	405,281	707
55.01 to 60.00	12	4,704,445	3.24	392,037	738
60.01 to 65.00	17	6,520,202	4.49	383,541	741
65.01 to 70.00	44	19,880,755	13.70	451,835	739
70.01 to 75.00	59	22,255,555	15.34	377,213	711
75.01 to 80.00	208	68,707,625	47.34	330,325	723
80.01 to 85.00	6	1,906,202	1.31	317,700	677
85.01 to 90.00	19	5,959,203	4.11	313,642	683
90.01 to 95.00	7	2,059,469	1.42	294,210	646
Total:	405	$145,128,241	100.00%	$358,341	721

* The weighted average loan-to-value ratio at origination of the Mortgage Loans will be approximately 73.17%.

Current Loan-to-Value Ratios of the Mortgage Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	40	$13,060,762	9.00%	$326,519	728
50.01 to 55.00	17	6,096,961	4.20	358,645	727
55.01 to 60.00	52	16,822,661	11.59	323,513	748
60.01 to 65.00	34	13,232,114	9.12	389,180	727
65.01 to 70.00	52	21,212,121	14.62	407,925	731
70.01 to 75.00	92	32,752,202	22.57	356,002	722
75.01 to 80.00	92	33,696,234	23.22	366,263	706
80.01 to 85.00	8	2,533,327	1.75	316,666	708
85.01 to 90.00	14	4,499,754	3.10	321,411	654
90.01 to 95.00	4	1,222,105	0.84	305,526	658
Total:	405	$145,128,241	100.00%	$358,341	721

* The weighted average current loan-to-value ratio of the Mortgage Loans will be approximately 67.68%.

Geographic Distributions of Mortgaged Properties of the Mortgage Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	89	$34,293,602	23.63%	$385,321	737	65.43%
Texas	64	22,097,323	15.23	345,271	731	69.92
New York	36	11,588,266	7.98	321,896	709	69.79
Florida	32	11,040,321	7.61	345,010	723	67.25
Michigan	19	6,771,607	4.67	356,400	691	69.77
New Jersey	14	5,673,436	3.91	405,245	704	61.47
Virginia	14	5,320,671	3.67	380,048	714	61.35
Colorado	13	4,942,051	3.41	380,158	741	70.58
Illinois	10	4,416,059	3.04	441,606	745	64.72
Massachusetts	11	4,258,117	2.93	387,102	692	69.70
Other	103	34,726,787	23.93	337,153	709	69.19
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

* Other includes other states with under 2.93% concentrations individually.

* No more than approximately 1.0% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	165	$59,689,333	41.13%	$361,754	720	73.12%
Rate/Term Refinance	160	56,276,889	38.78	351,731	726	63.41
Equity Refinance	80	29,162,019	20.09	364,525	713	64.77
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

Occupancy Type of the Mortgage Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	374	$133,240,934	91.81%	$356,259	720	67.63%
Non-Owner Occupied	31	11,887,307	8.19	383,462	728	68.21
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

Mortgaged Property Types of the Mortgage Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	374	$134,351,047	92.57%	$359,227	721	67.74%
Condo Low-Rise (less than 5 stories)	27	9,585,549	6.60	355,020	730	67.29
Two- to four-family units	4	1,191,645	0.82	297,911	696	63.44
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

Original Term of the Mortgage Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
121 - 180	108	$36,019,841	24.82%	$333,517	736	55.30%
301 - 360	297	109,108,401	75.18	367,368	716	71.76
Total:	405	$145,128,241	100.00%	$358,341	721	67.68%

* As of the Cut-off Date, the weighted average original term of the Mortgage Loans will be approximately 315 months.

Remaining Term to Maturity of the Mortgage Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	43	$9,562,398	6.59%	$222,381	744	55.71%
121 to 132	1	408,671	0.28	408,671	718	35.00
133 to 144	3	947,967	0.65	315,989	699	56.61
145 to 156	61	25,100,805	17.30	411,489	735	55.42
289 to 300	81	26,137,107	18.01	322,680	721	72.21
313 to 324	3	1,458,671	1.01	486,224	647	73.11
325 to 336	213	81,512,622	56.17	382,688	716	71.60
Total:	**405**	**$145,128,241**	**100.00%**	**$358,341**	**721**	**67.68%**

* As of the Cut-off Date, the weighted average remaining term to maturity of the Mortgage Loans will be approximately 275 months.

Seasoning of the Mortgage Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 - 36	281	$109,428,736	75.40%	$389,426	719	67.64%
49 - 60	1	282,341	0.19	282,341	633	71.00
61 - 72	123	35,417,164	24.40	287,944	728	67.76
Total:	**405**	**$145,128,241**	**100.00%**	**$358,341**	**721**	**67.68%**

* As of the Cut-off Date, the weighted average seasoning of the Mortgage Loans will be approximately 40 months.

Mortgage Loan Documentation Types of the Mortgage Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	405	$145,128,241	100.00%	$358,341	721	67.68%
Total:	**405**	**$145,128,241**	**100.00%**	**$358,341**	**721**	**67.68%**

Group I Loans

Aggregate Outstanding Principal Balance	$36,019,841
Aggregate Original Principal Balance	$45,416,150
Number of Mortgage Loans	108

	Minimum	Maximum	Average (1)
Original Principal Balance	$236,700	$1,000,000	$420,520
Outstanding Principal Balance	$16,378	$881,007	$333,517
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	154	180	180
Stated remaining Term (mos)	110	149	138
Loan Age (mos)	31	70	42
Current Interest Rate	5.750%	7.625%	6.372%
Original Loan-to-Value (3)	23.00%	84.00%	67.79%
Current Loan-to-Value (4)	4.00%	71.00%	55.30%
Credit Score (5)	588	816	736

	Earliest	Latest
Maturity Date	September 1, 2013	December 1, 2016

12 Month Delinquency History	Percent of Mortgage Pool
0x30	95.63%
1x30	4.37
2x30	0.00
3x30	0.00

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) In the above Summary Table and the following Group I Loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property. In the case of certain mortgage loans, where the loan file contains neither an appraised value of the relevant property nor a sales price (which is the case with respect to approximately 25.61% of the Group I Loans by principal balance), such Group I Loans are assumed to have an original loan-to-value ratio of 80%.

(4) In the above Summary Table and the following Group I Loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date divided by the original value of the relevant property, such value being determined in accordance with the procedures outlined in footnote (3).

(5) Minimum and Weighting only for loans with scores.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
580 to 599	4	$1,110,811	3.08%	$277,703	59.65%
620 to 639	4	1,405,287	3.90	351,322	60.42
640 to 659	5	1,902,646	5.28	380,529	48.83
660 to 679	5	1,790,403	4.97	358,081	55.94
680 to 699	9	2,741,612	7.61	304,624	63.27
700 to 719	11	3,799,246	10.55	345,386	50.82
720 to 739	9	3,648,209	10.13	405,357	57.94
740 to 759	9	3,983,881	11.06	442,653	55.69
760 or greater	52	15,637,748	43.41	300,726	54.21
Total:	108	$36,019,841	100.00%	$333,517	55.30%

*For all of the Group I Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group I Loans will be approximately 736.

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
$200,001 to $300,000	16	$2,977,170	8.27%	$186,073	729	55.63%
$300,001 to $400,000	44	12,128,744	33.67	275,653	731	56.90
$400,001 to $500,000	27	9,466,096	26.28	350,596	750	54.29
$500,001 to $600,000	10	4,212,274	11.69	421,227	720	49.91
$600,001 to $700,000	6	3,265,691	9.07	544,282	719	58.54
$700,001 to $800,000	1	694,890	1.93	694,890	724	61.00
$800,001 to $900,000	1	672,137	1.87	672,137	758	54.00
$900,001 to $1,000,000	3	2,602,838	7.23	867,613	765	54.56
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

Current Mortgage Loan Principal Balances of the Group I Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
$1 to $25,000	1	$16,378	0.05%	$16,378	806	4.00%
$25,001 to $50,000	1	47,132	0.13	47,132	790	8.00
$50,001 to $100,000	1	90,850	0.25	90,850	793	27.00
$100,001 to $200,000	14	2,446,303	6.79	174,736	740	52.97
$200,001 to $300,000	32	8,207,150	22.79	256,473	738	59.91
$300,001 to $400,000	35	12,056,461	33.47	344,470	730	53.87
$400,001 to $500,000	11	4,878,070	13.54	443,461	744	53.84
$500,001 to $600,000	8	4,307,632	11.96	538,454	716	54.51
$600,001 to $700,000	2	1,367,027	3.80	683,514	741	57.56
$800,001 to $900,000	3	2,602,838	7.23	867,613	765	54.56
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

Mortgage Rates of the Group I Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.5001 to 6.0000	20	$7,313,663	20.30%	$365,683	729	55.53%
6.0001 to 6.5000	56	18,190,018	50.50	324,822	743	54.61
6.5001 to 7.0000	30	10,032,024	27.85	334,401	725	55.84
7.0001 to 7.5000	1	272,782	0.76	272,782	816	70.00
7.5001 to 8.0000	1	211,354	0.59	211,354	770	61.00
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

* As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 6.3721% per annum.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.0000 to 5.4999	8	$2,480,419	6.89%	$310,052	747	51.44%
5.5000 to 5.9999	42	12,924,392	35.88	307,724	734	56.98
6.0000 to 6.4999	46	16,966,431	47.10	368,835	742	54.66
6.5000 to 6.9999	11	3,437,245	9.54	312,477	705	54.55
7.0000 to 7.4999	1	211,354	0.59	211,354	770	61.00
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will be approximately 6.0821% per annum.

Original Loan -to-Value-Ratios of the Group I Loans

Original Loan -to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	15	$6,389,337	17.74%	$425,956	729
50.01 to 55.00	4	1,409,015	3.91	352,254	737
55.01 to 60.00	4	1,462,289	4.06	365,572	682
60.01 to 65.00	1	411,025	1.14	411,025	738
65.01 to 70.00	13	6,479,096	17.99	498,392	756
70.01 to 75.00	10	3,855,737	10.70	385,574	727
75.01 to 80.00	59	15,402,542	42.76	261,060	740
80.01 to 85.00	2	610,801	1.70	305,401	689
Total:	**108**	**$36,019,841**	**100.00%**	**$333,517**	**736**

* The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately will be approximately 67.79%.

Current Loan -to-Value Ratios of the Group I Loans

Current Loan -to-Value Ratio (%)	Number of Loans	Principal Balance	%of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	30	$9,852,026	27.35%	$328,401	728
50.01 to 55.00	9	2,815,411	7.82	312,823	744
55.01 to 60.00	37	11,139,049	30.92	301,055	741
60.01 to 65.00	11	4,369,256	12.13	397,205	754
65.01 to 70.00	14	5,475,780	15.20	391,127	732
70.01 to 75.00	7	2,368,318	6.58	338,331	714
Total:	**108**	**$36,019,841**	**100.00%**	**$333,517**	**736**

* The weighted average loan-to-value ratio of the Group I Loans will be approximately 55.30%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	23	$8,024,448	22.28%	$348,889	744	48.84%
Texas	24	7,249,108	20.13	302,046	754	58.71
Florida	9	2,988,117	8.30	332,013	728	57.53
Virginia	7	2,771,146	7.69	395,878	745	50.68
Illinois	5	2,348,801	6.52	469,760	737	60.49
New York	7	2,077,760	5.77	296,823	669	59.63
New Jersey	4	1,606,501	4.46	401,625	711	48.62
Connecticut	3	1,334,745	3.71	444,915	739	63.20
Other	26	7,619,215	21.15	293,047	732	56.89
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

* Other includes other states with under 3% concentrations individually.

* No more than approximately 2.5% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	20	$6,482,812	18.00%	$324,141	752	59.04%
Rate/Term Refinance	65	21,533,344	59.78	331,282	745	53.74
Equity Refinance	23	8,003,685	22.22	347,986	700	56.46
Total:	**108**	**$36,019,841**	**100.00%**	**$333,517**	**736**	**55.30%**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	101	$33,587,298	93.25%	$332,548	733	55.21%
Non-Owner Occupied	7	2,432,543	6.75	347,506	779	56.53
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	97	$32,374,080	89.88%	$333,753	735	55.69%
Condo Low-Rise (less than 5 stories)	9	3,315,010	9.20	368,334	750	52.30
Two- to four- family units	2	330,751	0.92	165,375	710	46.77
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

Original Term of the Group I Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
121 - 180	108	$36,019,841	100.00%	$333,517	736	55.30%
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

* As of the Cut-off Date, the weighted average original term of the Group I Loans will be approximately 180 months.

Remaining Term to Maturity of the Group I Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	43	$9,562,398	26.55%	$222,381	744	55.71%
121 to 132	1	408,671	1.13	408,671	718	35.00
133 to 144	3	947,967	2.63	315,989	699	56.61
145 to 156	61	25,100,805	69.69	411,489	735	55.42
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

* As of the Cut-off Date, the weighted average remaining term to maturity of the Group I Loans will be approximately 138 months.

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 - 36	65	$26,457,443	73.45%	$407,038	733	55.15%
61 - 72	43	9,562,398	26.55	222,381	744	55.71
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

* As of the Cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 42 months.

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	108	$36,019,841	100.00%	$333,517	736	55.30%
Total:	108	$36,019,841	100.00%	$333,517	736	55.30%

Group II Loans

Aggregate Outstanding Principal Balance	$109,108,401
Aggregate Original Principal Balance	$114,464,670
Number of Group II Loans	297

	Minimum	Maximum	Average (1)
Original Principal Balance	$244,150	$906,500	$385,403
Outstanding Principal Balance	$131,416	$879,836	$367,368
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	292	329	320
Loan Age (mos)	31	68	40
Current Interest Rate	6.000%	7.750%	6.956%
Original Loan-to-Value (3)	20.00%	95.00%	74.94%
Current Loan-to-Value (4)	20.00%	93.00%	71.76%
Credit Score (5)	479	816	716

	Earliest	Latest
Maturity Date	November 1, 2028	December 1, 2031

12 Month Delinquency History	Percent of Mortgage Pool
0x30	93.15%
1x30	3.82
2x30	1.87
3x30	1.16

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) In the above Summary Table and the following Group II Loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property. In the case of certain mortgage loans, where the loan file contains neither an appraised value of the relevant property nor a sales price (which is the case with respect to approximately 8.90% of the Group I Loans by principal balance), such Group II Loans are assumed to have an original loan-to-value ratio of 80%.

(4) In the above Summary Table and the following Group II Loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date divided by the original value of the relevant property, such value being determined in accordance with the procedures outlined in footnote (3).

(5) Minimum and Weighting only for loans with scores.

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	4	$1,716,442	1.57%	$429,110	68.84%
500 to 519	2	825,427	0.76	412,713	78.00
520 to 539	3	1,054,774	0.97	351,591	79.87
540 to 559	4	1,378,371	1.26	344,593	76.81
560 to 579	4	1,500,762	1.38	375,191	74.42
580 to 599	5	1,676,650	1.54	335,330	80.68
600 to 619	9	3,138,334	2.88	348,704	73.53
620 to 639	14	4,870,851	4.46	347,918	75.67
640 to 659	19	7,103,437	6.51	373,865	74.45
660 to 679	15	5,410,351	4.96	360,690	69.08
680 to 699	22	8,151,869	7.47	370,540	72.67
700 to 719	37	14,034,231	12.86	379,304	71.71
720 to 739	22	7,934,323	7.27	360,651	71.22
740 to 759	36	12,212,439	11.19	339,234	72.25
760 or greater	101	38,100,140	34.92	377,229	69.87
Total:	297	$109,108,401	100.00%	$367,368	71.76%

*For all of the Group II Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group II Loans will be approximately 716.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
$200,001 to $300,000	40	$10,295,635	9.44%	$257,391	703	73.80%
$300,001 to $400,000	156	51,629,392	47.32	330,958	720	72.10
$400,001 to $500,000	71	30,043,069	27.54	423,142	707	72.17
$500,001 to $600,000	21	10,797,462	9.90	514,165	720	71.85
$600,001 to $700,000	5	3,220,206	2.95	644,041	707	60.21
$700,001 to $800,000	2	1,380,234	1.27	690,117	757	66.10
$800,001 to $900,000	1	862,567	0.79	862,567	793	68.00
$900,001 to $1,000,000	1	879,836	0.81	879,836	786	68.00
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

Current Mortgage Loan Principal Balances of the Group II Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
$100,001 to $200,000	1	$131,416	0.12%	$131,416	776	36.00%
$200,001 to $300,000	59	15,777,681	14.46	267,418	710	73.57
$300,001 to $400,000	151	51,842,671	47.51	343,329	723	71.66
$400,001 to $500,000	63	27,647,705	25.34	438,852	697	72.83
$500,001 to $600,000	15	7,962,754	7.30	530,850	729	72.00
$600,001 to $700,000	5	3,281,190	3.01	656,238	718	61.57
$700,001 to $800,000	1	722,580	0.66	722,580	713	58.00
$800,001 to $900,000	2	1,742,403	1.60	871,202	789	68.00
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

Mortgage Rates of the Group II Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.5001 to 6.0000	1	$402,151	0.37%	$402,151	768	58.00%
6.0001 to 6.5000	28	10,350,916	9.49	369,676	737	68.32
6.5001 to 7.0000	157	58,793,598	53.89	374,482	723	72.46
7.0001 to 7.5000	103	36,674,260	33.61	356,061	702	71.98
7.5001 to 8.0000	8	2,887,476	2.65	360,934	673	69.08
Total:	**297**	**$109,108,401**	**100.00%**	**$367,368**	**716**	**71.76%**

* As of the Cut-off Date, the weighted average mortgage rate of the Group II Loans will be approximately 6.9563% per annum.

Net Mortgage Rates of the Group II Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.5000 to 5.9999	6	$2,506,934	2.30%	$417,822	773	66.19%
6.0000 to 6.4999	84	30,550,237	28.00	363,693	721	71.57
6.5000 to 6.9999	170	63,044,237	57.78	370,848	720	71.38
7.0000 to 7.4999	37	13,006,992	11.92	351,540	672	75.16
Total:	**297**	**$109,108,401**	**100.00%**	**$367,368**	**716**	**71.76%**

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group II Loans will be approximately 6.6663% per annum.

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	6	$1,882,075	1.72%	$313,679	721
50.01 to 55.00	8	3,454,358	3.17	431,795	694
55.01 to 60.00	8	3,242,156	2.97	405,270	764
60.01 to 65.00	16	6,109,177	5.60	381,824	741
65.01 to 70.00	31	13,401,659	12.28	432,312	731
70.01 to 75.00	49	18,399,818	16.86	375,506	708
75.01 to 80.00	149	53,305,084	48.86	357,752	718
80.01 to 85.00	4	1,295,401	1.19	323,850	671
85.01 to 90.00	19	5,959,203	5.46	313,642	683
90.01 to 95.00	7	2,059,469	1.89	294,210	646
Total:	297	$109,108,401	100.00%	$367,368	716

* The weighted average loan-to-value ratio at origination of the Group II Loans will be approximately will be approximately 74.94%.

Current Loan-to-Value Ratios of the Group II Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	10	$3,208,737	2.94%	$320,874	727
50.01 to 55.00	8	3,281,550	3.01	410,194	713
55.01 to 60.00	15	5,683,612	5.21	378,907	762
60.01 to 65.00	23	8,862,858	8.12	385,342	714
65.01 to 70.00	38	15,736,341	14.42	414,114	731
70.01 to 75.00	85	30,383,884	27.85	357,457	722
75.01 to 80.00	92	33,696,234	30.88	366,263	706
80.01 to 85.00	8	2,533,327	2.32	316,666	708
85.01 to 90.00	14	4,499,754	4.12	321,411	654
90.01 to 95.00	4	1,222,105	1.12	305,526	658
Total:	297	$109,108,401	100.00%	$367,368	716

* The weighted average loan-to-value ratio of the Group II Loans will be approximately 71.76%.

Geographic Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	66	$26,269,154	24.08%	$398,017	735	70.50%
Texas	40	14,848,215	13.61	371,205	720	75.39
New York	29	9,510,506	8.72	327,948	718	72.01
Florida	23	8,052,204	7.38	350,096	721	70.86
Michigan	17	6,090,155	5.58	358,244	683	72.09
Colorado	12	4,655,816	4.27	387,985	738	70.92
New Jersey	10	4,066,934	3.73	406,693	701	66.55
Massachusetts	9	3,400,861	3.12	377,873	689	72.60
Other	91	32,214,556	29.53	354,006	705	71.91
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

* Other includes other states with under 2% concentrations individually.

* No more than approximately 1.1% of the Group II Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	145	$53,206,521	48.76%	$366,942	716	74.84%
Rate/Term Refinance	95	34,743,546	31.84	365,722	715	69.40
Equity Refinance	57	21,158,334	19.39	371,199	718	67.91
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	273	$99,653,637	91.33%	$365,032	716	71.82%
Non-Owner Occupied	24	9,454,764	8.67	393,948	715	71.21
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	277	$101,976,967	93.46%	$368,148	716	71.57%
Condo Low-Rise (less than 5 stories)	18	6,270,539	5.75	348,363	720	75.22
Two to four-family units	2	860,894	0.79	430,447	691	69.84
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

Original Term of the Group I Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
301 - 360	297	$109,108,401	100.00%	$367,368	716	71.76%
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

* As of the Cut-off Date, the weighted average original term of the Group II Loans will be approximately 360 months.

Remaining Term to Maturity of the Group II Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
289 to 300	81	$26,137,107	23.96%	$322,680	721	72.21%
313 to 324	3	1,458,671	1.34	486,224	647	73.11
325 to 336	213	81,512,622	74.71	382,688	716	71.60
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

* As of the Cut-off Date, the weighted average remaining term to maturity of the Group II Loans will be approximately 320 months.

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 - 36	216	$82,971,294	76.04%	$384,126	714	71.62%
49 - 60	1	282,341	0.26	282,341	633	71.00
61 - 72	80	25,854,766	23.70	323,185	722	72.22
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

* As of the Cut-off Date, the weighted average seasoning of the Group II Loans will be approximately 40 months.

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	297	$109,108,401	100.00%	$367,368	716	71.76%
Total:	297	$109,108,401	100.00%	$367,368	716	71.76%

Sensitivity Analysis *To 5% Call*						
% of Pricing Speed Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
Class A-I						
Avg. Life (yrs)	6.46	2.79	1.93	1.40	1.04	0.78
Window (# months)	141	121	81	58	43	32
Maturity (yr-month)	16-Apr	14-Aug	11-Apr	9-May	8-Feb	7-Mar
Class A-II-1						
Avg. Life (yrs)	17.21	2.83	1.71	1.19	0.87	0.64
Window (# months)	311	121	64	43	32	23
Maturity (yr-month)	30-Jun	14-Aug	9-Nov	8-Feb	7-Mar	6-Jun
Class A-II-2						
Avg. Life (yrs)	17.21	8.17	5.99	4.25	3.13	2.33
Window (# months)	311	121	81	58	43	32
Maturity (yr-month)	30-Jun	14-Aug	11-Apr	9-May	8-Feb	7-Mar
Class M-1						
Avg. Life (yrs)	14.54	7.61	5.94	4.49	3.39	2.55
Window (# months)	311	121	81	58	43	32
Maturity (yr-month)	30-Jun	14-Aug	11-Apr	9-May	8-Feb	7-Mar

Sensitivity Analysis *To 5% Call*						
% of Pricing Speed Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
	Yield	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
Class II-IO						
Price 1.02600%	70.95	39.42	21.06	(0.38)	(25.82)	(56.42)
Class II-PO						
Price 75.00000%	1.74	9.58	15.13	21.92	30.51	42.11
Payment Window	Aug04 - Jun30	Aug04 - Aug14	Aug04 - Apr11	Aug04 - May09	Aug04 - Feb08	Aug04 - Mar07

Sensitivity Analysis *To Maturity*						
% of Pricing Speed Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
Class A-I						
Avg. Life (yrs)	6.46	2.80	1.96	1.42	1.06	0.79
Window (# months)	141	141	141	93	58	43
Maturity (yr-month)	16-Apr	16-Apr	16-Apr	12-Apr	9-May	8-Feb
Class A-II-1						
Avg. Life (yrs)	17.24	2.90	1.71	1.19	0.87	0.64
Window (# months)	329	329	64	43	32	23
Maturity (yr-month)	31-Dec	31-Dec	9-Nov	8-Feb	7-Mar	6-Jun
Class A-II-2						
Avg. Life (yrs)	17.24	9.37	6.89	4.56	3.30	2.44
Window (# months)	329	329	329	93	58	43
Maturity (yr-month)	31-Dec	31-Dec	31-Dec	12-Apr	9-May	8-Feb
Class M-1						
Avg. Life (yrs)	14.56	8.53	7.61	6.94	5.46	4.13
Window (# months)	329	329	329	320	298	233
Maturity (yr-month)	31-Dec	31-Dec	31-Dec	31-Mar	29-May	23-Dec

Sensitivity Analysis *To Maturity*						
% of Pricing Speed Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
	Yield	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
Class II-IO						
Price 1.02600%	70.95	39.53	22.05	2.95	(18.29)	(42.58)
Class II-PO						
Price 75.00000%	1.74	9.29	14.71	21.33	29.72	41.01
Payment Window	Aug04 - Dec31	Aug04 - Nov31	Aug04 - Jun29	Aug04 - Aug23	Aug04 - Oct18	Aug04 - Feb15

MBS New Transaction

Computational Materials

$143,240,469 (approximate)
Offered Certificates
Mortgage Loan Backed Certificates,
RAAC Series 2004-SP2

GMAC RFC

RAAC Series 2004-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about July [28], 2004
	Settlement Date:	On or about August [6], 2004
	First Payment Date:	August 25, 2004
Structure:	$[145] million (approx) senior/subordinate shifting interest structure	
Rating Agencies:	Moody's and Standard & Poor's	

July 27, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RACC 2004 SP2_Market - Price/Yield - AI

To Maturity

Balance	$35,317,000.00	Delay	24	WAC(1)	6.372308	WAM(1)	138
Coupon	6.082308	Dated	7/1/04	NET(1)	6.082308	WALA(1)	42
Settle	8/6/04	First Payment	8/25/04				

Price	Prepay	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield	55 CPR Yield	60 CPR Yield	70 CPR Yield	80 CPR Yield
	102.25000	5.42	5.15	4.99	4.81	4.61	4.39	4.14	3.88	3.58	3.26	2.47	1.37
	102.30000	5.41	5.13	4.96	4.78	4.58	4.36	4.11	3.84	3.54	3.21	2.40	1.28
	102.35000	5.40	5.11	4.94	4.76	4.55	4.32	4.07	3.79	3.49	3.15	2.33	1.19
	102.40000	5.38	5.09	4.92	4.73	4.52	4.29	4.03	3.75	3.44	3.10	2.27	1.11
	102.45000	5.37	5.07	4.90	4.71	4.49	4.26	4.00	3.71	3.40	3.05	2.20	1.02
	102.50000	5.36	5.05	4.88	4.68	4.47	4.23	3.96	3.67	3.35	3.00	2.13	0.93
	102.55000	5.34	5.04	4.86	4.66	4.44	4.19	3.92	3.63	3.30	2.94	2.07	0.85
	102.60000	5.33	5.02	4.83	4.63	4.41	4.16	3.89	3.59	3.26	2.89	2.00	0.76
	102.65000	5.32	5.00	4.81	4.61	4.38	4.13	3.85	3.55	3.21	2.84	1.93	0.67
	102.70000	5.30	4.98	4.79	4.58	4.35	4.10	3.81	3.50	3.16	2.78	1.87	0.59
	102.75000	5.29	4.96	4.77	4.56	4.32	4.07	3.78	3.46	3.12	2.73	1.80	0.50
	102.80000	5.28	4.94	4.75	4.53	4.30	4.03	3.74	3.42	3.07	2.68	1.73	0.41
	102.85000	5.26	4.93	4.73	4.51	4.27	4.00	3.70	3.38	3.02	2.63	1.67	0.33
	102.90000	5.25	4.91	4.71	4.49	4.24	3.97	3.67	3.34	2.98	2.58	1.60	0.24
	102.95000	5.23	4.89	4.69	4.46	4.21	3.94	3.63	3.30	2.93	2.52	1.53	0.16
	103.00000	5.22	4.87	4.66	4.44	4.18	3.91	3.60	3.26	2.88	2.47	1.47	0.07
	103.05000	5.21	4.85	4.64	4.41	4.16	3.87	3.56	3.22	2.84	2.42	1.40	-0.01
	103.10000	5.19	4.83	4.62	4.39	4.13	3.84	3.52	3.17	2.79	2.37	1.34	-0.10
	103.15000	5.18	4.81	4.60	4.36	4.10	3.81	3.49	3.13	2.75	2.32	1.27	-0.18
	103.20000	5.17	4.80	4.58	4.34	4.07	3.78	3.45	3.09	2.70	2.26	1.20	-0.27
	103.25000	5.15	4.78	4.56	4.31	4.04	3.75	3.41	3.05	2.65	2.21	1.14	-0.35
	103.30000	5.14	4.76	4.54	4.29	4.02	3.71	3.38	3.01	2.61	2.16	1.07	-0.44
	103.35000	5.13	4.74	4.52	4.27	3.99	3.68	3.34	2.97	2.56	2.11	1.01	-0.52
	103.40000	5.11	4.72	4.49	4.24	3.96	3.65	3.31	2.93	2.52	2.06	0.94	-0.61
	103.45000	5.10	4.71	4.47	4.22	3.93	3.62	3.27	2.89	2.47	2.01	0.88	-0.69
	103.50000	5.09	4.69	4.45	4.19	3.91	3.59	3.23	2.85	2.42	1.95	0.81	-0.78
	103.55000	5.07	4.67	4.43	4.17	3.88	3.56	3.20	2.81	2.38	1.90	0.75	-0.86
	103.60000	5.06	4.65	4.41	4.14	3.85	3.52	3.16	2.77	2.33	1.85	0.68	-0.95
	103.65000	5.05	4.63	4.39	4.12	3.82	3.49	3.13	2.73	2.29	1.80	0.62	-1.03
	103.70000	5.03	4.61	4.37	4.10	3.79	3.46	3.09	2.69	2.24	1.75	0.55	-1.11
	103.75000	5.02	4.60	4.35	4.07	3.77	3.43	3.06	2.65	2.20	1.70	0.49	-1.20
	WAL	4.35	3.04	2.58	2.20	1.89	1.63	1.42	1.24	1.09	0.96	0.74	0.57
	Mod Durn	3.59	2.63	2.27	1.97	1.72	1.51	1.33	1.18	1.04	0.93	0.73	0.56
	Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - All1

To Maturity

Balance	$96,252,000.00	Delay	24	WAC(2)	6.956444	WAM(2)	320
Coupon	6	Dated	7/1/04	NET(2)	6.666444	WALA(2)	40
Settle	8/6/04	First Payment	8/25/04				

Price	Prepay	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield	55 CPR Yield	60 CPR Yield	70 CPR Yield	80 CPR Yield
	101.57000	5.67	5.37	5.18	4.97	4.77	4.55	4.31	4.06	3.77	3.46	2.70	1.64
	101.63200	5.66	5.35	5.15	4.94	4.73	4.50	4.26	3.99	3.70	3.38	2.59	1.50
	101.69400	5.65	5.33	5.13	4.91	4.69	4.46	4.21	3.93	3.63	3.30	2.49	1.37
	101.75600	5.64	5.31	5.10	4.87	4.65	4.41	4.15	3.87	3.56	3.22	2.39	1.23
	101.81800	5.62	5.29	5.07	4.84	4.61	4.36	4.10	3.81	3.49	3.14	2.28	1.10
	101.88000	5.61	5.27	5.04	4.80	4.57	4.32	4.04	3.75	3.42	3.06	2.18	0.96
	101.94200	5.60	5.24	5.02	4.77	4.53	4.27	3.99	3.68	3.35	2.98	2.08	0.83
	102.00400	5.59	5.22	4.99	4.74	4.49	4.22	3.94	3.62	3.28	2.90	1.97	0.69
	102.06600	5.57	5.20	4.96	4.70	4.45	4.17	3.88	3.56	3.21	2.82	1.87	0.56
	102.12800	5.56	5.18	4.93	4.67	4.41	4.13	3.83	3.50	3.14	2.74	1.77	0.42
	102.19000	5.55	5.16	4.91	4.64	4.37	4.08	3.77	3.44	3.07	2.66	1.67	0.29
	102.25200	5.54	5.14	4.88	4.60	4.33	4.04	3.72	3.38	3.00	2.58	1.56	0.16
	102.31400	5.52	5.12	4.85	4.57	4.29	3.99	3.67	3.32	2.93	2.50	1.46	0.02
	102.37600	5.51	5.09	4.82	4.53	4.25	3.94	3.61	3.25	2.86	2.42	1.36	-0.11
	102.43800	5.50	5.07	4.80	4.50	4.21	3.90	3.56	3.19	2.79	2.34	1.26	-0.24
	102.50000	5.49	5.05	4.77	4.47	4.17	3.85	3.51	3.13	2.72	2.26	1.16	-0.38
	102.56200	5.48	5.03	4.74	4.43	4.13	3.80	3.45	3.07	2.65	2.18	1.05	-0.51
	102.62400	5.46	5.01	4.72	4.40	4.09	3.76	3.40	3.01	2.58	2.10	0.95	-0.64
	102.68600	5.45	4.99	4.69	4.37	4.05	3.71	3.35	2.95	2.51	2.03	0.85	-0.77
	102.74800	5.44	4.97	4.66	4.33	4.01	3.67	3.29	2.89	2.44	1.95	0.75	-0.91
	102.81000	5.43	4.95	4.63	4.30	3.97	3.62	3.24	2.83	2.37	1.87	0.65	-1.04
	102.87200	5.41	4.93	4.61	4.27	3.93	3.57	3.19	2.77	2.30	1.79	0.55	-1.17
	102.93400	5.40	4.90	4.58	4.23	3.89	3.53	3.13	2.71	2.24	1.71	0.45	-1.30
	102.99600	5.39	4.88	4.55	4.20	3.85	3.48	3.08	2.65	2.17	1.63	0.35	-1.43
	103.05800	5.38	4.86	4.53	4.17	3.81	3.44	3.03	2.59	2.10	1.56	0.25	-1.56
	103.12000	5.37	4.84	4.50	4.13	3.77	3.39	2.98	2.53	2.03	1.48	0.15	-1.69
	103.18200	5.35	4.82	4.47	4.10	3.73	3.34	2.92	2.46	1.96	1.40	0.05	-1.82
	103.24400	5.34	4.80	4.45	4.07	3.69	3.30	2.87	2.40	1.89	1.32	-0.05	-1.95
	103.30600	5.33	4.78	4.42	4.04	3.66	3.25	2.82	2.34	1.82	1.24	-0.15	-2.08
	103.36800	5.32	4.76	4.39	4.00	3.62	3.21	2.77	2.28	1.76	1.17	-0.25	-2.21
	103.43000	5.31	4.74	4.37	3.97	3.58	3.16	2.71	2.22	1.69	1.09	-0.35	-2.34
	WAL	6.78	3.37	2.51	1.98	1.64	1.39	1.19	1.03	0.90	0.79	0.60	0.45
	Mod Durn	4.93	2.83	2.22	1.80	1.52	1.30	1.13	0.99	0.86	0.76	0.59	0.45
	Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - All2

To Maturity

Balance	$10,695,000.00	Delay	24	WAC(2)	6.956444	WAM(2)	320
Coupon	6	Dated	7/1/04	NET(2)	6.666444	WALA(2)	40
Settle	8/6/04	First Payment	8/25/04				

Price / Prepay	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield	55 CPR Yield	60 CPR Yield	70 CPR Yield	80 CPR Yield
98.75000	6.18	6.20	6.21	6.22	6.24	6.27	6.30	6.33	6.36	6.40	6.49	6.61
99.00000	6.15	6.16	6.17	6.18	6.19	6.21	6.23	6.25	6.28	6.30	6.37	6.45
99.25000	6.12	6.13	6.13	6.13	6.14	6.15	6.17	6.18	6.19	6.21	6.24	6.30
99.50000	6.09	6.09	6.09	6.09	6.09	6.10	6.10	6.11	6.11	6.11	6.12	6.14
99.75000	6.06	6.05	6.05	6.05	6.05	6.04	6.04	6.03	6.03	6.02	6.00	5.98
100.00000	6.02	6.02	6.01	6.01	6.00	5.99	5.97	5.96	5.94	5.92	5.88	5.82
100.25000	5.99	5.98	5.98	5.97	5.95	5.93	5.91	5.88	5.86	5.83	5.76	5.67
100.50000	5.96	5.95	5.94	5.93	5.90	5.88	5.84	5.81	5.78	5.74	5.64	5.51
100.75000	5.93	5.91	5.90	5.88	5.86	5.82	5.78	5.74	5.69	5.64	5.52	5.36
101.00000	5.90	5.87	5.86	5.84	5.81	5.76	5.72	5.67	5.61	5.55	5.41	5.20
101.25000	5.87	5.84	5.83	5.80	5.76	5.71	5.65	5.59	5.53	5.46	5.29	5.05
101.50000	5.84	5.80	5.79	5.76	5.71	5.66	5.59	5.52	5.45	5.37	5.17	4.89
101.75000	5.81	5.77	5.75	5.72	5.67	5.60	5.53	5.45	5.37	5.27	5.05	4.74
102.00000	5.78	5.73	5.72	5.68	5.62	5.55	5.46	5.38	5.28	5.18	4.94	4.59
102.25000	5.75	5.70	5.68	5.64	5.57	5.49	5.40	5.30	5.20	5.09	4.82	4.44
102.50000	5.72	5.66	5.64	5.60	5.53	5.44	5.34	5.23	5.12	5.00	4.70	4.28
102.75000	5.69	5.63	5.61	5.56	5.48	5.38	5.27	5.16	5.04	4.91	4.59	4.13
103.00000	5.66	5.59	5.57	5.52	5.43	5.33	5.21	5.09	4.96	4.82	4.47	3.98
103.25000	5.63	5.56	5.53	5.48	5.39	5.28	5.15	5.02	4.88	4.73	4.36	3.83
103.50000	5.60	5.53	5.50	5.44	5.34	5.22	5.09	4.95	4.80	4.64	4.24	3.68
103.75000	5.57	5.49	5.46	5.40	5.30	5.17	5.03	4.88	4.72	4.55	4.13	3.53
104.00000	5.54	5.46	5.43	5.36	5.25	5.12	4.97	4.81	4.64	4.46	4.01	3.39
104.25000	5.51	5.42	5.39	5.32	5.21	5.06	4.90	4.74	4.56	4.37	3.90	3.24
104.50000	5.48	5.39	5.36	5.28	5.16	5.01	4.84	4.67	4.48	4.28	3.78	3.09
104.75000	5.45	5.36	5.32	5.24	5.12	4.96	4.78	4.60	4.41	4.19	3.67	2.94
105.00000	5.42	5.32	5.28	5.21	5.07	4.91	4.72	4.53	4.33	4.10	3.56	2.80
105.25000	5.39	5.29	5.25	5.17	5.03	4.85	4.66	4.46	4.25	4.02	3.45	2.65
105.50000	5.36	5.26	5.21	5.13	4.98	4.80	4.60	4.39	4.17	3.93	3.33	2.50
105.75000	5.33	5.22	5.18	5.09	4.94	4.75	4.54	4.32	4.09	3.84	3.22	2.36
106.00000	5.30	5.19	5.14	5.05	4.89	4.70	4.48	4.26	4.02	3.75	3.11	2.21
106.25000	5.27	5.16	5.11	5.01	4.85	4.65	4.42	4.19	3.94	3.67	3.00	2.07
WAL	12.05	9.74	9.05	7.92	6.57	5.44	4.56	3.92	3.41	2.98	2.28	1.72
Mod Durn	8.00	6.98	6.64	6.04	5.23	4.49	3.88	3.40	3.01	2.67	2.09	1.60
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - M1

To Maturity

Balance	$943,000.00	Delay	24	WAC	6.811465	WAM	275
Coupon	6.020432	Dated	7/1/04	NET	6.521465	WALA	40
Settle	8/6/04	First Payment	8/25/04				

Price	Prepay	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield	55 CPR Yield	60 CPR Yield	70 CPR Yield	80 CPR Yield
	96.37500	6.55	6.61	6.63	6.65	6.67	6.68	6.70	6.75	6.81	6.89	7.08	7.35
	96.75000	6.50	6.55	6.57	6.59	6.60	6.61	6.63	6.67	6.73	6.80	6.96	7.21
	97.12500	6.44	6.49	6.51	6.52	6.53	6.54	6.56	6.59	6.64	6.70	6.85	7.06
	97.50000	6.39	6.43	6.44	6.45	6.47	6.48	6.49	6.52	6.56	6.61	6.73	6.91
	97.87500	6.34	6.37	6.38	6.39	6.40	6.41	6.42	6.44	6.47	6.52	6.62	6.76
	98.25000	6.28	6.31	6.32	6.32	6.33	6.34	6.35	6.36	6.39	6.42	6.50	6.62
	98.62500	6.23	6.25	6.25	6.26	6.26	6.27	6.28	6.29	6.31	6.33	6.39	6.47
	99.00000	6.18	6.19	6.19	6.19	6.20	6.20	6.20	6.21	6.23	6.24	6.28	6.33
	99.37500	6.12	6.13	6.13	6.13	6.13	6.13	6.14	6.14	6.14	6.15	6.16	6.18
	99.75000	6.07	6.07	6.07	6.07	6.07	6.07	6.07	6.06	6.06	6.06	6.05	6.04
	100.12500	6.02	6.01	6.01	6.00	6.00	6.00	6.00	5.99	5.98	5.97	5.94	5.89
	100.50000	5.97	5.95	5.95	5.94	5.94	5.93	5.93	5.92	5.90	5.88	5.83	5.75
	100.87500	5.91	5.89	5.89	5.88	5.87	5.87	5.86	5.84	5.82	5.79	5.72	5.61
	101.25000	5.86	5.84	5.83	5.82	5.81	5.80	5.79	5.77	5.74	5.70	5.61	5.47
	101.62500	5.81	5.78	5.77	5.75	5.74	5.74	5.72	5.70	5.66	5.61	5.50	5.33
	102.00000	5.76	5.72	5.71	5.69	5.68	5.67	5.66	5.62	5.58	5.52	5.39	5.19
	102.37500	5.71	5.66	5.65	5.63	5.62	5.60	5.59	5.55	5.50	5.44	5.28	5.05
	102.75000	5.66	5.61	5.59	5.57	5.55	5.54	5.52	5.48	5.42	5.35	5.17	4.91
	103.12500	5.61	5.55	5.53	5.51	5.49	5.48	5.46	5.41	5.34	5.26	5.06	4.78
	103.50000	5.56	5.50	5.47	5.45	5.43	5.41	5.39	5.34	5.26	5.18	4.95	4.64
	103.87500	5.51	5.44	5.41	5.39	5.37	5.35	5.32	5.27	5.19	5.09	4.85	4.50
	104.25000	5.46	5.38	5.35	5.33	5.31	5.29	5.26	5.20	5.11	5.00	4.74	4.37
	104.62500	5.41	5.33	5.30	5.27	5.24	5.22	5.19	5.13	5.03	4.92	4.64	4.23
	105.00000	5.36	5.28	5.24	5.21	5.18	5.16	5.13	5.06	4.96	4.83	4.53	4.10
	105.37500	5.32	5.22	5.18	5.15	5.12	5.10	5.06	4.99	4.88	4.75	4.43	3.97
	105.75000	5.27	5.17	5.13	5.09	5.06	5.04	5.00	4.92	4.80	4.67	4.32	3.83
	106.12500	5.22	5.11	5.07	5.03	5.00	4.97	4.94	4.85	4.73	4.58	4.22	3.70
	106.50000	5.17	5.06	5.01	4.98	4.94	4.91	4.87	4.78	4.65	4.50	4.11	3.57
	106.87500	5.13	5.01	4.96	4.92	4.88	4.85	4.81	4.71	4.58	4.42	4.01	3.44
	107.25000	5.08	4.95	4.90	4.86	4.82	4.79	4.75	4.64	4.50	4.33	3.91	3.31
	107.62500	5.03	4.90	4.85	4.80	4.76	4.73	4.68	4.58	4.43	4.25	3.81	3.18
	WAL	10.60	8.82	8.27	7.86	7.53	7.26	6.94	6.31	5.63	4.98	3.88	2.95
	Mod Durn	7.22	6.42	6.15	5.94	5.77	5.62	5.44	5.05	4.61	4.16	3.35	2.63
	Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - IO2

To Maturity

Balance	$106,601,466.68	Delay	24	WAC(2)	6.956444	WAM(2)	320
Coupon	0.684	Dated	7/1/04	NET(2)	6.666444	WALA(2)	40
Settle	8/6/04	First Payment	8/25/04				

Price	Prepay	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield	55 CPR Yield	60 CPR Yield	70 CPR Yield	80 CPR Yield
	1.15000	49.43	35.58	28.32	20.80	13.01	4.90	-3.57	-12.43	-21.77	-31.66	-53.56	-79.67
	1.16000	48.86	35.04	27.79	20.29	12.51	4.42	-4.03	-12.88	-22.19	-32.06	-53.92	-79.97
	1.17000	48.30	34.50	27.27	19.79	12.03	3.95	-4.48	-13.31	-22.61	-32.46	-54.26	-80.26
	1.18000	47.75	33.98	26.76	19.30	11.55	3.49	-4.92	-13.74	-23.02	-32.84	-54.60	-80.55
	1.19000	47.21	33.47	26.27	18.81	11.08	3.04	-5.36	-14.16	-23.42	-33.22	-54.94	-80.83
	1.20000	46.68	32.96	25.78	18.34	10.62	2.59	-5.79	-14.57	-23.81	-33.60	-55.27	-81.11
	1.21000	46.16	32.47	25.29	17.87	10.17	2.16	-6.21	-14.97	-24.19	-33.96	-55.59	-81.38
	1.22000	45.65	31.98	24.82	17.41	9.72	1.73	-6.62	-15.37	-24.57	-34.32	-55.91	-81.65
	1.23000	45.14	31.50	24.36	16.96	9.29	1.30	-7.03	-15.76	-24.95	-34.68	-56.22	-81.91
	1.24000	44.65	31.03	23.90	16.52	8.86	0.89	-7.43	-16.14	-25.31	-35.02	-56.53	-82.17
	1.25000	44.16	30.57	23.45	16.08	8.44	0.48	-7.82	-16.52	-25.67	-35.37	-56.83	-82.43
	1.26000	43.69	30.12	23.01	15.65	8.02	0.08	-8.20	-16.89	-26.02	-35.70	-57.13	-82.67
	1.27000	43.22	29.67	22.57	15.23	7.61	-0.31	-8.58	-17.25	-26.37	-36.03	-57.42	-82.92
	1.28000	42.75	29.23	22.15	14.82	7.21	-0.70	-8.96	-17.61	-26.71	-36.36	-57.71	-83.16
	1.29000	42.30	28.80	21.73	14.41	6.82	-1.08	-9.32	-17.96	-27.05	-36.68	-57.99	-83.40
	1.30000	41.85	28.38	21.31	14.01	6.43	-1.46	-9.68	-18.31	-27.38	-36.99	-58.27	-83.63
	1.31000	41.41	27.96	20.91	13.61	6.05	-1.82	-10.04	-18.65	-27.71	-37.30	-58.54	-83.86
	1.32000	40.98	27.55	20.51	13.23	5.67	-2.19	-10.39	-18.98	-28.03	-37.60	-58.81	-84.09
	1.33000	40.55	27.14	20.11	12.84	5.30	-2.54	-10.73	-19.31	-28.34	-37.90	-59.07	-84.31
	1.34000	40.13	26.74	19.73	12.47	4.94	-2.90	-11.07	-19.64	-28.65	-38.20	-59.33	-84.53
	1.35000	39.72	26.35	19.35	12.10	4.58	-3.24	-11.40	-19.96	-28.96	-38.49	-59.59	-84.75
	1.36000	39.31	25.97	18.97	11.73	4.23	-3.58	-11.73	-20.27	-29.26	-38.77	-59.84	-84.96
	1.37000	38.91	25.59	18.60	11.37	3.88	-3.92	-12.06	-20.58	-29.55	-39.05	-60.09	-85.17
	1.38000	38.52	25.21	18.24	11.02	3.54	-4.25	-12.37	-20.89	-29.85	-39.33	-60.33	-85.37
	1.39000	38.13	24.84	17.88	10.67	3.20	-4.57	-12.69	-21.19	-30.13	-39.60	-60.57	-85.58
	1.40000	37.75	24.48	17.53	10.33	2.87	-4.89	-12.99	-21.48	-30.41	-39.87	-60.81	-85.78
	1.41000	37.37	24.12	17.18	9.99	2.54	-5.21	-13.30	-21.77	-30.69	-40.14	-61.04	-85.97
	1.42000	37.00	23.77	16.84	9.66	2.22	-5.52	-13.60	-22.06	-30.97	-40.40	-61.27	-86.17
	1.43000	36.64	23.42	16.50	9.33	1.90	-5.83	-13.89	-22.34	-31.24	-40.65	-61.50	-86.36
	1.44000	36.28	23.08	16.17	9.01	1.59	-6.13	-14.18	-22.62	-31.50	-40.91	-61.72	-86.55
	1.45000	35.92	22.74	15.84	8.69	1.28	-6.43	-14.47	-22.90	-31.77	-41.16	-61.94	-86.73
	WAL	7.40	4.12	3.28	2.69	2.25	1.91	1.64	1.42	1.24	1.09	0.83	0.63
	Mod Durn	1.65	1.74	1.79	1.84	1.90	1.97	2.04	2.13	2.23	2.35	2.66	3.16
	Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - PO2

To Maturity

Balance	$33,469.00	Delay	24	WAC(2)	6.956444	WAM(2)	320
Coupon	0	Dated	7/1/04	NET(2)	6.666444	WALA(2)	40
Settle	8/6/04	First Payment	8/25/04				

Prepay	10 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	55 CPR	60 CPR	70 CPR	80 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
67.50000	6.35	11.94	15.17	18.70	22.56	26.80	31.49	36.73	42.64	49.39	66.57	92.43
68.00000	6.21	11.66	14.82	18.26	22.02	26.15	30.73	35.83	41.58	48.16	64.85	89.95
68.50000	6.07	11.39	14.47	17.83	21.49	25.52	29.98	34.95	40.55	46.95	63.17	87.53
69.00000	5.93	11.12	14.13	17.40	20.98	24.90	29.24	34.08	39.54	45.76	61.53	85.16
69.50000	5.79	10.86	13.79	16.98	20.47	24.29	28.52	33.23	38.54	44.59	59.91	82.84
70.00000	5.66	10.60	13.46	16.57	19.97	23.69	27.81	32.40	37.56	43.45	58.33	80.57
70.50000	5.53	10.35	13.13	16.16	19.47	23.11	27.11	31.58	36.60	42.32	56.79	78.36
71.00000	5.40	10.10	12.81	15.76	18.99	22.53	26.43	30.77	35.66	41.22	55.27	76.19
71.50000	5.27	9.85	12.49	15.37	18.51	21.96	25.75	29.98	34.73	40.14	53.78	74.06
72.00000	5.15	9.61	12.18	14.98	18.04	21.40	25.09	29.20	33.82	39.08	52.32	71.98
72.50000	5.02	9.37	11.87	14.60	17.58	20.84	24.44	28.44	32.93	38.03	50.89	69.95
73.00000	4.90	9.13	11.57	14.23	17.13	20.30	23.80	27.68	32.05	37.01	49.48	67.95
73.50000	4.78	8.90	11.27	13.86	16.68	19.77	23.17	26.94	31.18	36.00	48.10	66.00
74.00000	4.66	8.67	10.98	13.50	16.24	19.24	22.55	26.22	30.33	35.01	46.75	64.09
74.50000	4.54	8.44	10.69	13.14	15.81	18.72	21.94	25.50	29.50	34.04	45.42	62.21
75.00000	4.42	8.22	10.40	12.79	15.38	18.21	21.33	24.80	28.68	33.08	44.12	60.37
75.50000	4.31	8.00	10.12	12.44	14.96	17.71	20.74	24.10	27.87	32.14	42.84	58.57
76.00000	4.20	7.78	9.85	12.09	14.54	17.22	20.16	23.42	27.08	31.22	41.59	56.81
76.50000	4.08	7.56	9.57	11.76	14.13	16.73	19.59	22.75	26.30	30.31	40.35	55.08
77.00000	3.97	7.35	9.30	11.42	13.73	16.25	19.02	22.09	25.53	29.42	39.14	53.38
77.50000	3.86	7.14	9.04	11.10	13.33	15.78	18.47	21.44	24.77	28.54	37.95	51.71
78.00000	3.76	6.94	8.78	10.77	12.94	15.31	17.92	20.80	24.03	27.67	36.78	50.08
78.50000	3.65	6.74	8.52	10.45	12.56	14.86	17.38	20.17	23.29	26.82	35.63	48.47
79.00000	3.54	6.54	8.26	10.14	12.18	14.40	16.85	19.55	22.57	25.99	34.50	46.90
79.50000	3.44	6.34	8.01	9.83	11.80	13.96	16.32	18.94	21.86	25.17	33.39	45.35
80.00000	3.34	6.14	7.76	9.52	11.44	13.52	15.81	18.34	21.16	24.36	32.30	43.84
80.50000	3.23	5.95	7.52	9.22	11.07	13.09	15.30	17.75	20.48	23.56	31.22	42.35
81.00000	3.13	5.76	7.28	8.92	10.71	12.66	14.80	17.16	19.80	22.77	30.17	40.89
81.50000	3.03	5.57	7.04	8.63	10.36	12.24	14.31	16.59	19.13	22.00	29.13	39.45
82.00000	2.93	5.39	6.80	8.34	10.01	11.83	13.82	16.02	18.47	21.24	28.11	38.04
82.50000	2.84	5.21	6.57	8.06	9.67	11.42	13.34	15.46	17.83	20.49	27.10	36.66
WAL	7.33	4.10	3.27	2.68	2.24	1.91	1.64	1.42	1.24	1.08	0.83	0.63
Mod Durn	5.76	3.01	2.35	1.90	1.57	1.32	1.12	0.95	0.82	0.70	0.52	0.37
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Treasury Mat 1MO 3MO 6MO 2YR 3YR 5YR 10YR 30YR
Yld 1.28 1.46 1.77 2.78 3.07 3.74 4.5 5.22

MBS New Transaction

Computational Materials

$143,240,469 (approximate)
Offered Certificates
Mortgage Loan Backed Certificates,
RAAC Series 2004-SP2

GMAC RFC

RAAC Series 2004-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about July [28], 2004
	Settlement Date:	On or about August [6], 2004
	First Payment Date:	August 25, 2004
Structure:	$[145] million (approx) senior/subordinate shifting interest structure	
Rating Agencies:	Moody's and Standard & Poor's	

July 27, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RACC 2004 SP2_Market - Price/Yield - AI

To Call

Balance	$35,317,000.00	Delay	24	WAC(1)	6.372308	WAM(1)	138
Coupon	6.082308	Dated	7/1/04	NET(1)	6.082308	WALA(1)	42
Settle	8/6/04	First Payment	8/25/04				

Prepay	10 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	55 CPR	60 CPR	70 CPR	80 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102.25000	5.42	5.15	4.98	4.79	4.59	4.36	4.12	3.85	3.55	3.23	2.43	1.29
102.30000	5.41	5.13	4.96	4.77	4.56	4.33	4.08	3.81	3.51	3.17	2.36	1.21
102.35000	5.40	5.11	4.94	4.74	4.53	4.30	4.04	3.77	3.46	3.12	2.29	1.12
102.40000	5.38	5.09	4.92	4.72	4.50	4.26	4.01	3.72	3.41	3.07	2.22	1.03
102.45000	5.37	5.07	4.89	4.69	4.47	4.23	3.97	3.68	3.36	3.01	2.15	0.94
102.50000	5.36	5.05	4.87	4.67	4.44	4.20	3.93	3.64	3.32	2.96	2.09	0.85
102.55000	5.34	5.04	4.85	4.64	4.41	4.17	3.90	3.60	3.27	2.91	2.02	0.77
102.60000	5.33	5.02	4.83	4.62	4.39	4.13	3.86	3.56	3.22	2.85	1.95	0.68
102.65000	5.32	5.00	4.81	4.59	4.36	4.10	3.82	3.51	3.18	2.80	1.88	0.59
102.70000	5.30	4.98	4.79	4.57	4.33	4.07	3.78	3.47	3.13	2.75	1.82	0.50
102.75000	5.29	4.96	4.76	4.54	4.30	4.04	3.75	3.43	3.08	2.69	1.75	0.42
102.80000	5.28	4.94	4.74	4.52	4.27	4.00	3.71	3.39	3.03	2.64	1.68	0.33
102.85000	5.26	4.92	4.72	4.49	4.24	3.97	3.67	3.35	2.99	2.59	1.61	0.24
102.90000	5.25	4.91	4.70	4.47	4.21	3.94	3.64	3.30	2.94	2.54	1.55	0.15
102.95000	5.23	4.89	4.68	4.44	4.19	3.91	3.60	3.26	2.89	2.48	1.48	0.07
103.00000	5.22	4.87	4.66	4.42	4.16	3.87	3.56	3.22	2.85	2.43	1.41	-0.02
103.05000	5.21	4.85	4.64	4.39	4.13	3.84	3.53	3.18	2.80	2.38	1.35	-0.11
103.10000	5.19	4.83	4.61	4.37	4.10	3.81	3.49	3.14	2.75	2.32	1.28	-0.19
103.15000	5.18	4.81	4.59	4.35	4.07	3.78	3.45	3.10	2.71	2.27	1.21	-0.28
103.20000	5.17	4.80	4.57	4.32	4.04	3.74	3.42	3.05	2.66	2.22	1.15	-0.37
103.25000	5.15	4.78	4.55	4.30	4.02	3.71	3.38	3.01	2.61	2.17	1.08	-0.45
103.30000	5.14	4.76	4.53	4.27	3.99	3.68	3.34	2.97	2.57	2.11	1.01	-0.54
103.35000	5.13	4.74	4.51	4.25	3.96	3.65	3.31	2.93	2.52	2.06	0.95	-0.63
103.40000	5.11	4.72	4.49	4.22	3.93	3.62	3.27	2.89	2.47	2.01	0.88	-0.71
103.45000	5.10	4.70	4.47	4.20	3.90	3.58	3.23	2.85	2.43	1.96	0.81	-0.80
103.50000	5.09	4.69	4.44	4.17	3.88	3.55	3.20	2.81	2.38	1.91	0.75	-0.88
103.55000	5.07	4.67	4.42	4.15	3.85	3.52	3.16	2.77	2.33	1.85	0.68	-0.97
103.60000	5.06	4.65	4.40	4.12	3.82	3.49	3.12	2.72	2.29	1.80	0.62	-1.05
103.65000	5.05	4.63	4.38	4.10	3.79	3.45	3.09	2.68	2.24	1.75	0.55	-1.14
103.70000	5.03	4.61	4.36	4.08	3.76	3.42	3.05	2.64	2.20	1.70	0.48	-1.22
103.75000	5.02	4.60	4.34	4.05	3.74	3.39	3.02	2.60	2.15	1.65	0.42	-1.31
WAL	4.35	3.04	2.56	2.17	1.86	1.61	1.40	1.22	1.08	0.95	0.74	0.56
Mod Durn	3.59	2.63	2.26	1.95	1.70	1.49	1.31	1.16	1.03	0.92	0.72	0.56
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Treasury	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - All1

To Call

Balance	$96,252,000.00	Delay	24	WAC(2)	6.956444	WAM(2)	320
Coupon	6	Dated	7/1/04	NET(2)	6.666444	WALA(2)	40
Settle	8/6/04	First Payment	8/25/04				

Prepay	10 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	55 CPR	60 CPR	70 CPR	80 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101.57000	5.67	5.36	5.17	4.97	4.77	4.55	4.31	4.06	3.77	3.46	2.70	1.64
101.63200	5.66	5.34	5.15	4.94	4.73	4.50	4.26	3.99	3.70	3.38	2.59	1.50
101.69400	5.64	5.32	5.12	4.91	4.69	4.46	4.21	3.93	3.63	3.30	2.49	1.37
101.75600	5.63	5.29	5.09	4.87	4.65	4.41	4.15	3.87	3.56	3.22	2.39	1.23
101.81800	5.62	5.27	5.06	4.84	4.61	4.36	4.10	3.81	3.49	3.14	2.28	1.10
101.88000	5.61	5.25	5.04	4.80	4.57	4.32	4.04	3.75	3.42	3.06	2.18	0.96
101.94200	5.59	5.23	5.01	4.77	4.53	4.27	3.99	3.68	3.35	2.98	2.08	0.83
102.00400	5.58	5.21	4.98	4.74	4.49	4.22	3.94	3.62	3.28	2.90	1.97	0.69
102.06600	5.57	5.18	4.95	4.70	4.45	4.17	3.88	3.56	3.21	2.82	1.87	0.56
102.12800	5.56	5.16	4.93	4.67	4.41	4.13	3.83	3.50	3.14	2.74	1.77	0.42
102.19000	5.54	5.14	4.90	4.64	4.37	4.08	3.77	3.44	3.07	2.66	1.67	0.29
102.25200	5.53	5.12	4.87	4.60	4.33	4.04	3.72	3.38	3.00	2.58	1.56	0.16
102.31400	5.52	5.10	4.84	4.57	4.29	3.99	3.67	3.32	2.93	2.50	1.46	0.02
102.37600	5.51	5.08	4.82	4.53	4.25	3.94	3.61	3.25	2.86	2.42	1.36	-0.11
102.43800	5.49	5.05	4.79	4.50	4.21	3.90	3.56	3.19	2.79	2.34	1.26	-0.24
102.50000	5.48	5.03	4.76	4.47	4.17	3.85	3.51	3.13	2.72	2.26	1.16	-0.38
102.56200	5.47	5.01	4.73	4.43	4.13	3.80	3.45	3.07	2.65	2.18	1.05	-0.51
102.62400	5.46	4.99	4.71	4.40	4.09	3.76	3.40	3.01	2.58	2.10	0.95	-0.64
102.68600	5.44	4.97	4.68	4.37	4.05	3.71	3.35	2.95	2.51	2.03	0.85	-0.77
102.74800	5.43	4.95	4.65	4.33	4.01	3.67	3.29	2.89	2.44	1.95	0.75	-0.91
102.81000	5.42	4.92	4.62	4.30	3.97	3.62	3.24	2.83	2.37	1.87	0.65	-1.04
102.87200	5.41	4.90	4.60	4.27	3.93	3.57	3.19	2.77	2.30	1.79	0.55	-1.17
102.93400	5.40	4.88	4.57	4.23	3.89	3.53	3.13	2.71	2.24	1.71	0.45	-1.30
102.99600	5.38	4.86	4.54	4.20	3.85	3.48	3.08	2.65	2.17	1.63	0.35	-1.43
103.05800	5.37	4.84	4.52	4.17	3.81	3.44	3.03	2.59	2.10	1.56	0.25	-1.56
103.12000	5.36	4.82	4.49	4.13	3.77	3.39	2.98	2.53	2.03	1.48	0.15	-1.69
103.18200	5.35	4.79	4.46	4.10	3.73	3.34	2.92	2.46	1.96	1.40	0.05	-1.82
103.24400	5.33	4.77	4.43	4.07	3.69	3.30	2.87	2.40	1.89	1.32	-0.05	-1.95
103.30600	5.32	4.75	4.41	4.04	3.66	3.25	2.82	2.34	1.82	1.24	-0.15	-2.08
103.36800	5.31	4.73	4.38	4.00	3.62	3.21	2.77	2.28	1.76	1.17	-0.25	-2.21
103.43000	5.30	4.71	4.35	3.97	3.58	3.16	2.71	2.22	1.69	1.09	-0.35	-2.34
WAL	6.59	3.26	2.48	1.98	1.64	1.39	1.19	1.03	0.90	0.79	0.60	0.45
Mod Durn	4.87	2.77	2.20	1.80	1.52	1.30	1.13	0.99	0.86	0.76	0.59	0.45
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - All2

To Call

Balance	$10,695,000.00	Delay	24	WAC(2)	6.956444	WAM(2)	320
Coupon	6	Dated	7/1/04	NET(2)	6.666444	WALA(2)	40
Settle	8/6/04	First Payment	8/25/04				

Prepay	10 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	55 CPR	60 CPR	70 CPR	80 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98.75000	6.19	6.21	6.22	6.23	6.26	6.28	6.31	6.34	6.38	6.41	6.51	6.64
99.00000	6.15	6.17	6.18	6.19	6.20	6.22	6.24	6.26	6.29	6.31	6.38	6.48
99.25000	6.12	6.13	6.13	6.14	6.15	6.16	6.17	6.18	6.20	6.21	6.25	6.31
99.50000	6.09	6.09	6.09	6.09	6.10	6.10	6.10	6.11	6.11	6.11	6.13	6.14
99.75000	6.06	6.05	6.05	6.05	6.04	6.04	6.03	6.03	6.02	6.02	6.00	5.98
100.00000	6.02	6.01	6.01	6.00	5.99	5.98	5.97	5.95	5.94	5.92	5.87	5.81
100.25000	5.99	5.98	5.97	5.95	5.94	5.92	5.90	5.87	5.85	5.82	5.75	5.64
100.50000	5.96	5.94	5.92	5.91	5.89	5.86	5.83	5.80	5.76	5.72	5.62	5.48
100.75000	5.93	5.90	5.88	5.86	5.83	5.80	5.76	5.72	5.67	5.62	5.50	5.32
101.00000	5.90	5.86	5.84	5.82	5.78	5.74	5.69	5.64	5.59	5.53	5.38	5.15
101.25000	5.87	5.82	5.80	5.77	5.73	5.68	5.63	5.57	5.50	5.43	5.25	4.99
101.50000	5.83	5.78	5.76	5.73	5.68	5.62	5.56	5.49	5.42	5.33	5.13	4.83
101.75000	5.80	5.75	5.72	5.68	5.63	5.56	5.49	5.41	5.33	5.24	5.01	4.67
102.00000	5.77	5.71	5.68	5.63	5.57	5.50	5.42	5.34	5.24	5.14	4.88	4.50
102.25000	5.74	5.67	5.64	5.59	5.52	5.44	5.36	5.26	5.16	5.05	4.76	4.34
102.50000	5.71	5.63	5.60	5.54	5.47	5.38	5.29	5.19	5.07	4.95	4.64	4.18
102.75000	5.68	5.60	5.56	5.50	5.42	5.33	5.23	5.11	4.99	4.86	4.52	4.02
103.00000	5.65	5.56	5.52	5.45	5.37	5.27	5.16	5.04	4.91	4.76	4.40	3.87
103.25000	5.62	5.52	5.47	5.41	5.32	5.21	5.09	4.96	4.82	4.67	4.28	3.71
103.50000	5.59	5.49	5.43	5.37	5.27	5.15	5.03	4.89	4.74	4.57	4.16	3.55
103.75000	5.56	5.45	5.39	5.32	5.22	5.09	4.96	4.81	4.65	4.48	4.04	3.39
104.00000	5.53	5.41	5.36	5.28	5.17	5.04	4.90	4.74	4.57	4.39	3.92	3.23
104.25000	5.50	5.38	5.32	5.23	5.12	4.98	4.83	4.66	4.49	4.29	3.80	3.08
104.50000	5.47	5.34	5.28	5.19	5.07	4.92	4.77	4.59	4.40	4.20	3.68	2.92
104.75000	5.44	5.30	5.24	5.15	5.02	4.87	4.70	4.52	4.32	4.11	3.56	2.77
105.00000	5.41	5.27	5.20	5.10	4.97	4.81	4.64	4.44	4.24	4.01	3.45	2.61
105.25000	5.38	5.23	5.16	5.06	4.92	4.75	4.57	4.37	4.16	3.92	3.33	2.46
105.50000	5.35	5.20	5.12	5.01	4.87	4.70	4.51	4.30	4.08	3.83	3.21	2.30
105.75000	5.32	5.16	5.08	4.97	4.82	4.64	4.45	4.23	3.99	3.74	3.09	2.15
106.00000	5.29	5.12	5.04	4.93	4.77	4.58	4.38	4.15	3.91	3.65	2.98	2.00
106.25000	5.26	5.09	5.00	4.89	4.72	4.53	4.32	4.08	3.83	3.56	2.86	1.84
WAL	11.60	8.66	7.72	6.76	5.75	4.92	4.25	3.68	3.22	2.84	2.18	1.62
Mod Durn	7.87	6.50	5.98	5.40	4.74	4.15	3.65	3.22	2.86	2.55	2.00	1.52
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - M1

To Call

Balance	$943,000.00	Delay	24	WAC	6.811465	WAM	275
Coupon	6.020432	Dated	7/1/04	NET	6.521465	WALA	40
Settle	8/6/04	First Payment	8/25/04				

Price	Prepay	10 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	55 CPR	60 CPR	70 CPR	80 CPR
		Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
	96.37500	6.56	6.64	6.68	6.73	6.79	6.87	6.96	7.07	7.18	7.30	7.62	8.12
	96.75000	6.50	6.58	6.61	6.66	6.71	6.78	6.86	6.95	7.05	7.16	7.44	7.88
	97.12500	6.45	6.51	6.54	6.58	6.63	6.69	6.75	6.84	6.92	7.02	7.26	7.64
	97.50000	6.39	6.45	6.47	6.51	6.55	6.60	6.65	6.73	6.80	6.87	7.08	7.41
	97.87500	6.34	6.38	6.40	6.43	6.47	6.50	6.55	6.61	6.67	6.73	6.90	7.17
	98.25000	6.28	6.32	6.34	6.36	6.38	6.41	6.45	6.50	6.54	6.59	6.72	6.93
	98.62500	6.23	6.26	6.27	6.28	6.30	6.33	6.35	6.39	6.42	6.45	6.55	6.70
	99.00000	6.18	6.19	6.20	6.21	6.22	6.24	6.25	6.27	6.29	6.32	6.37	6.47
	99.37500	6.12	6.13	6.13	6.14	6.14	6.15	6.15	6.16	6.17	6.18	6.20	6.23
	99.75000	6.07	6.07	6.07	6.06	6.06	6.06	6.06	6.05	6.05	6.04	6.03	6.00
	100.12500	6.02	6.01	6.00	5.99	5.98	5.97	5.96	5.94	5.92	5.90	5.85	5.77
	100.50000	5.96	5.94	5.93	5.92	5.90	5.88	5.86	5.83	5.80	5.77	5.68	5.54
	100.87500	5.91	5.88	5.87	5.85	5.83	5.80	5.76	5.72	5.68	5.63	5.51	5.32
	101.25000	5.86	5.82	5.80	5.78	5.75	5.71	5.67	5.61	5.56	5.50	5.34	5.09
	101.62500	5.81	5.76	5.74	5.71	5.67	5.62	5.57	5.50	5.44	5.36	5.17	4.87
	102.00000	5.76	5.70	5.67	5.64	5.59	5.54	5.47	5.39	5.32	5.23	5.00	4.64
	102.37500	5.71	5.64	5.61	5.57	5.51	5.45	5.38	5.29	5.20	5.10	4.84	4.42
	102.75000	5.65	5.58	5.54	5.50	5.44	5.37	5.28	5.18	5.08	4.96	4.67	4.20
	103.12500	5.60	5.52	5.48	5.43	5.36	5.28	5.19	5.07	4.96	4.83	4.50	3.98
	103.50000	5.55	5.46	5.41	5.36	5.28	5.20	5.10	4.97	4.84	4.70	4.34	3.76
	103.87500	5.50	5.40	5.35	5.29	5.21	5.12	5.00	4.86	4.72	4.57	4.17	3.54
	104.25000	5.45	5.34	5.29	5.22	5.13	5.03	4.91	4.76	4.60	4.44	4.01	3.32
	104.62500	5.40	5.29	5.23	5.15	5.06	4.95	4.82	4.65	4.49	4.31	3.85	3.10
	105.00000	5.35	5.23	5.16	5.08	4.98	4.87	4.72	4.55	4.37	4.18	3.68	2.89
	105.37500	5.31	5.17	5.10	5.01	4.91	4.78	4.63	4.44	4.26	4.06	3.52	2.67
	105.75000	5.26	5.11	5.04	4.95	4.84	4.70	4.54	4.34	4.14	3.93	3.36	2.46
	106.12500	5.21	5.06	4.98	4.88	4.76	4.62	4.45	4.24	4.03	3.80	3.20	2.25
	106.50000	5.16	5.00	4.92	4.81	4.69	4.54	4.36	4.13	3.91	3.67	3.04	2.04
	106.87500	5.11	4.94	4.85	4.75	4.61	4.46	4.27	4.03	3.80	3.55	2.88	1.83
	107.25000	5.06	4.89	4.79	4.68	4.54	4.38	4.18	3.93	3.69	3.42	2.73	1.62
	107.62500	5.02	4.83	4.73	4.62	4.47	4.30	4.09	3.83	3.57	3.30	2.57	1.41
	WAL	10.27	8.00	7.24	6.49	5.77	5.11	4.49	3.91	3.46	3.08	2.39	1.76
	Mod Durn	7.12	6.06	5.64	5.19	4.72	4.27	3.83	3.39	3.05	2.75	2.18	1.64
	Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Treasury Mat 1MO 3MO 6MO 2YR 3YR 5YR 10YR 30YR
Yld 1.28 1.46 1.77 2.78 3.07 3.74 4.5 5.22

RACC 2004 SP2_Market - Price/Yield - IO2

To Call

Balance	$106,601,466.68	Delay	24	WAC(2)	6.956444	WAM(2)	320
Coupon	0.684	Dated	7/1/04	NET(2)	6.666444	WALA(2)	40
Settle	8/6/04	First Payment	8/25/04				

Price	Prepay	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield	55 CPR Yield	60 CPR Yield	70 CPR Yield	80 CPR Yield
	1.15000	49.43	35.47	27.98	20.00	11.44	2.23	-7.72	-18.67	-30.20	-42.49	-70.70	-105.31
	1.16000	48.86	34.92	27.44	19.47	10.91	1.70	-8.25	-19.19	-30.72	-43.00	-71.18	-105.75
	1.17000	48.30	34.39	26.91	18.95	10.39	1.18	-8.77	-19.71	-31.24	-43.51	-71.66	-106.17
	1.18000	47.75	33.86	26.39	18.43	9.88	0.67	-9.28	-20.22	-31.74	-44.01	-72.13	-106.59
	1.19000	47.21	33.34	25.88	17.93	9.38	0.17	-9.78	-20.72	-32.24	-44.50	-72.60	-107.01
	1.20000	46.68	32.83	25.38	17.43	8.88	-0.33	-10.27	-21.22	-32.73	-44.98	-73.06	-107.41
	1.21000	46.16	32.33	24.89	16.94	8.39	-0.81	-10.76	-21.70	-33.21	-45.46	-73.51	-107.81
	1.22000	45.65	31.84	24.40	16.46	7.91	-1.29	-11.24	-22.18	-33.69	-45.93	-73.95	-108.21
	1.23000	45.14	31.36	23.92	15.98	7.44	-1.77	-11.71	-22.66	-34.16	-46.39	-74.39	-108.60
	1.24000	44.65	30.88	23.45	15.52	6.97	-2.23	-12.18	-23.12	-34.62	-46.84	-74.82	-108.98
	1.25000	44.16	30.42	22.99	15.06	6.52	-2.69	-12.64	-23.58	-35.08	-47.29	-75.25	-109.36
	1.26000	43.68	29.96	22.54	14.61	6.06	-3.14	-13.09	-24.03	-35.53	-47.73	-75.67	-109.73
	1.27000	43.21	29.50	22.09	14.16	5.62	-3.59	-13.53	-24.48	-35.97	-48.17	-76.09	-110.10
	1.28000	42.75	29.06	21.65	13.72	5.18	-4.02	-13.97	-24.92	-36.41	-48.60	-76.49	-110.46
	1.29000	42.30	28.62	21.22	13.29	4.75	-4.46	-14.40	-25.35	-36.84	-49.03	-76.90	-110.82
	1.30000	41.85	28.19	20.79	12.87	4.33	-4.88	-14.83	-25.78	-37.26	-49.45	-77.29	-111.17
	1.31000	41.41	27.77	20.37	12.45	3.91	-5.30	-15.25	-26.20	-37.68	-49.86	-77.69	-111.52
	1.32000	40.98	27.35	19.96	12.04	3.49	-5.71	-15.67	-26.62	-38.10	-50.27	-78.07	-111.87
	1.33000	40.55	26.94	19.55	11.63	3.09	-6.12	-16.07	-27.03	-38.50	-50.67	-78.46	-112.20
	1.34000	40.13	26.53	19.15	11.23	2.69	-6.53	-16.48	-27.43	-38.91	-51.07	-78.83	-112.54
	1.35000	39.72	26.14	18.75	10.84	2.29	-6.92	-16.88	-27.83	-39.30	-51.46	-79.21	-112.87
	1.36000	39.31	25.74	18.36	10.45	1.90	-7.31	-17.27	-28.23	-39.70	-51.84	-79.57	-113.19
	1.37000	38.91	25.36	17.98	10.06	1.52	-7.70	-17.66	-28.62	-40.08	-52.23	-79.94	-113.52
	1.38000	38.52	24.97	17.60	9.69	1.14	-8.08	-18.04	-29.00	-40.47	-52.60	-80.30	-113.83
	1.39000	38.13	24.60	17.23	9.31	0.76	-8.46	-18.42	-29.38	-40.84	-52.98	-80.65	-114.15
	1.40000	37.74	24.23	16.86	8.94	0.39	-8.83	-18.79	-29.76	-41.22	-53.34	-81.00	-114.46
	1.41000	37.37	23.86	16.50	8.58	0.03	-9.19	-19.16	-30.13	-41.58	-53.71	-81.34	-114.76
	1.42000	37.00	23.51	16.14	8.22	-0.33	-9.56	-19.52	-30.49	-41.95	-54.07	-81.69	-115.06
	1.43000	36.63	23.15	15.79	7.87	-0.69	-9.91	-19.88	-30.85	-42.31	-54.42	-82.02	-115.36
	1.44000	36.27	22.80	15.44	7.52	-1.04	-10.26	-20.23	-31.21	-42.66	-54.77	-82.36	-115.65
	1.45000	35.92	22.46	15.10	7.18	-1.38	-10.61	-20.58	-31.56	-43.01	-55.12	-82.68	-115.95
	WAL	7.18	3.89	3.10	2.54	2.13	1.81	1.56	1.35	1.18	1.03	0.79	0.59
	Mod Durn	1.65	1.71	1.73	1.74	1.73	1.73	1.73	1.72	1.73	1.76	1.85	2.09
	Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Treasury	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

RACC 2004 SP2_Market - Price/Yield - PO2

To Call

Balance	$33,469.00	Delay	24	WAC(2)	6.956444	WAM(2)	320
Coupon	0	Dated	7/1/04	NET(2)	6.666444	WALA(2)	40
Settle	8/6/04	First Payment	8/25/04				

Price	Prepay	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield	55 CPR Yield	60 CPR Yield	70 CPR Yield	80 CPR Yield
	67.50000	6.45	12.23	15.51	19.10	23.02	27.34	32.12	37.49	43.50	50.36	67.89	94.62
	68.00000	6.31	11.95	15.16	18.66	22.49	26.69	31.35	36.59	42.45	49.12	66.17	92.13
	68.50000	6.17	11.68	14.81	18.23	21.96	26.06	30.61	35.71	41.41	47.90	64.49	89.69
	69.00000	6.03	11.41	14.47	17.80	21.44	25.44	29.87	34.84	40.39	46.71	62.84	87.30
	69.50000	5.89	11.15	14.13	17.38	20.93	24.83	29.14	33.99	39.39	45.54	61.22	84.97
	70.00000	5.76	10.89	13.80	16.97	20.43	24.23	28.43	33.15	38.41	44.39	59.63	82.68
	70.50000	5.63	10.63	13.47	16.56	19.94	23.64	27.73	32.33	37.45	43.26	58.07	80.45
	71.00000	5.50	10.38	13.14	16.16	19.45	23.06	27.04	31.52	36.50	42.16	56.54	78.25
	71.50000	5.37	10.13	12.83	15.76	18.97	22.48	26.37	30.72	35.57	41.07	55.05	76.11
	72.00000	5.24	9.88	12.51	15.37	18.50	21.92	25.70	29.94	34.65	40.00	53.58	74.01
	72.50000	5.12	9.64	12.20	14.99	18.03	21.37	25.04	29.17	33.75	38.95	52.13	71.95
	73.00000	4.99	9.40	11.90	14.61	17.58	20.82	24.40	28.41	32.87	37.91	50.72	69.93
	73.50000	4.87	9.17	11.60	14.24	17.13	20.28	23.76	27.66	32.00	36.90	49.33	67.95
	74.00000	4.75	8.93	11.30	13.88	16.68	19.75	23.14	26.93	31.14	35.90	47.96	66.02
	74.50000	4.63	8.71	11.01	13.51	16.24	19.23	22.52	26.21	30.30	34.92	46.62	64.12
	75.00000	4.51	8.48	10.72	13.16	15.81	18.72	21.92	25.50	29.47	33.96	45.31	62.25
	75.50000	4.40	8.26	10.44	12.81	15.39	18.21	21.32	24.80	28.65	33.01	44.01	60.42
	76.00000	4.28	8.04	10.16	12.46	14.97	17.71	20.73	24.11	27.85	32.07	42.74	58.63
	76.50000	4.17	7.82	9.88	12.12	14.56	17.22	20.15	23.43	27.06	31.16	41.49	56.87
	77.00000	4.06	7.60	9.61	11.78	14.15	16.73	19.58	22.76	26.28	30.25	40.26	55.14
	77.50000	3.94	7.39	9.34	11.45	13.75	16.26	19.02	22.10	25.51	29.36	39.06	53.45
	78.00000	3.83	7.18	9.07	11.12	13.35	15.79	18.46	21.45	24.76	28.49	37.87	51.78
	78.50000	3.73	6.98	8.81	10.80	12.96	15.32	17.92	20.82	24.02	27.63	36.70	50.15
	79.00000	3.62	6.77	8.55	10.48	12.58	14.86	17.38	20.19	23.29	26.78	35.56	48.55
	79.50000	3.51	6.57	8.29	10.16	12.20	14.41	16.85	19.56	22.57	25.94	34.43	46.97
	80.00000	3.41	6.37	8.04	9.85	11.82	13.96	16.32	18.95	21.85	25.12	33.32	45.42
	80.50000	3.31	6.18	7.79	9.55	11.45	13.53	15.80	18.35	21.16	24.31	32.23	43.90
	81.00000	3.20	5.98	7.55	9.24	11.08	13.09	15.30	17.76	20.47	23.51	31.15	42.41
	81.50000	3.10	5.79	7.30	8.94	10.72	12.66	14.79	17.17	19.79	22.73	30.09	40.94
	82.00000	3.00	5.60	7.06	8.65	10.37	12.24	14.30	16.59	19.12	21.95	29.05	39.49
	82.50000	2.90	5.41	6.83	8.36	10.02	11.82	13.81	16.02	18.46	21.19	28.03	38.07
	WAL	7.12	3.87	3.09	2.53	2.12	1.81	1.55	1.35	1.18	1.03	0.79	0.59
	Mod Durn	5.70	2.97	2.33	1.88	1.56	1.31	1.11	0.95	0.81	0.70	0.51	0.36
	Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.28	1.46	1.77	2.78	3.07	3.74	4.5	5.22

```
!  RACC_2004_SP2_COMPMATS.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.036  ,  subroutines 3.1
!!   07/27/2004   9:47 AM
!
!  Modeled in the Intex CMO Modeling Language, (DNY10ABF45)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2 3 4
!
!
  PASS_THRU_RATE GROUP 1 5.5
!
  PASS_THRU_RATE GROUP 2 6
!
  DEFINE CONSTANT #OrigCollBal = 145128241.22
  DEFINE CONSTANT #OrigCollBal1 = 36019840.66
  DEFINE CONSTANT #OrigCollBal2 = 109108400.54
  DEFINE CONSTANT #OrigCollBal3 = 0.01
  DEFINE CONSTANT #OrigCollBal4 = 0.01
!
  DEFINE CONSTANT #OrigBondBal = 145128241.22
  DEFINE CONSTANT #OrigBondBal1 = 36019840.66
  DEFINE CONSTANT #OrigBondBal2 = 109108400.54
  DEFINE CONSTANT #OrigBondBal3 = 0.01
  DEFINE CONSTANT #OrigBondBal4 = 0.01
!
  GROUP "PREM2" SUBSET ( POOL("NETRATE") GT 6 - 1e-8 ); = 2
  GROUP "DISC2" SUBSET ( POOL("NETRATE") LE 6 - 1e-8 ); = 2
!
   FULL_DEALNAME:          RACC_2004_SP2_CompMats
!
   DEAL SIZE:              $ 145128241.22
   PRICING SPEED:          45% CPR
!  ISSUE DATE:             20040701
   SETTLEMENT DATE:        20040806
!
  Record date delay:       24
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "SHIFT1%","SHIFT2%","SHIFT3%","SHIFT4%"
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE               20040701 _
       DEAL_FIRSTPAY_DATE           20040825
!
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL
* 1200
  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON",1) ) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON",2) ) /
COLL_PREV_BAL(2) * 1200
  DEFINE DYNAMIC STICKY #NetRate3  = ( COLL_I_MISC("COUPON",3) ) /
COLL_PREV_BAL(3) * 1200
  DEFINE DYNAMIC STICKY #NetRate4  = ( COLL_I_MISC("COUPON",4) ) /
COLL_PREV_BAL(4) * 1200
!
!
!
!
!
```

```
  DEFINE TABLE "SI_LOSSA3" (5, 2) = "MONTH" "SHIFTR"
      132.1   30%
      144.1   35%
      156.1   40%
      168.1   45%
      180.1   50%
!
  DEFINE TABLE "SI_LOSSA4" (5, 2) = "MONTH" "SHIFTR"
      132.1   30%
      144.1   35%
      156.1   40%
      168.1   45%
      180.1   50%
!
  DEFINE TABLE "NASA2" (6, 2) = "MONTH" "NAS_FRACA2"
      60.1   0%
      72.1   30%
      84.1   40%
      96.1   60%
      108.1   80%
      120.1   100%
!
!
  DEFINE #COUPON_SUBAGG = 0
TOLERANCE XRS_BAL 5.00
!
TOLERANCE CLEANUP 0.00
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
DEFINE TRANCHE "SUBORD_1", "SUBORD_2", "SUBORD_3", "SUBORD_4", "PO2", "IO2",
"AR", "A1", "A2NAS", "A2NN", "SNR_3", "SNR_4", "B1", "B2", "B3", "B4", "B5",
"B6", "R_1", "R_2", "R_3", "R_4"
!
!
Tranche "SUBORD_1" MODELING EXCHANGE
   Block 702640.66 FLOAT GROUP 1 _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #NetRate1 )
      0     999
!
Tranche "SUBORD_2" MODELING EXCHANGE
   Block 2127931.54 at 6 GROUP 2  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040701  Next 20040825
!
Tranche "SUBORD_3" MODELING EXCHANGE
   Block 0.00 FLOAT GROUP 3 _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #NetRate3 )
      0     999
!
Tranche "SUBORD_4" MODELING EXCHANGE
   Block 0.00 FLOAT GROUP 4 _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #NetRate4 )
      0     999
!
Tranche "PO2" SEN_XRS_PO
   Block 33469.00 at 0 GROUP 2  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040701  Next 20040825
!
```

```
Tranche "IO2" SEN_WAC_IO
   Block 106601466.68 FLOAT   GROUP 2 NOTIONAL WITH GROUP "PREM2"  _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
        (( COLL_NETRATE(2) - PASS_THRU_RATE(2) * XRS_FRAC("COLL_BAL",2,2)) *
COLL_PREV_BAL(2) / COLL_PREV_BAL("PREM2") )
     0     999
!
Tranche "AR" SEN_FIX
   Block 200.00 at 5.5 GROUP 1  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040701  Next 20040825
!
Tranche "A1" SEN_WAC
   Block 35317000.00 FLOAT GROUP 1 _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
    ( #NetRate1 )
     0     999
!
Tranche "A2NAS" SEN_NAS_FIX
   Block 10695000.00 at 6 GROUP 2  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040701  Next 20040825
!
Tranche "A2NN" SEN_FIX
   Block 96252000.00 at 6 GROUP 2  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040701  Next 20040825
!
Tranche "SNR_3" SEN_PO
   Block 0.01 at 0 GROUP 3  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040701  Next 20040825
!
Tranche "SNR_4" SEN_PO
   Block 0.01 at 0 GROUP 4  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040701  Next 20040825
!
Tranche "B1" JUN_WAC
   Block 943000.00 FLOAT _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #COUPON_SUBAGG )
    0    999
!
Tranche "B2" JUN_WAC
   Block 725000.00 FLOAT _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #COUPON_SUBAGG )
    0    999
!
Tranche "B3" JUN_WAC
   Block 580000.00 FLOAT _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #COUPON_SUBAGG )
    0    999
!
Tranche "B4" JUN_WAC
   Block 217000.00 FLOAT _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #COUPON_SUBAGG )
```

```
    0    999
!
Tranche "B5" JUN_WAC
   Block 145000.00 FLOAT _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #COUPON_SUBAGG )
    0    999
!
Tranche "B6" JUN_WAC
   Block 220572.20 FLOAT _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20040701  Next 20040825
     ( #COUPON_SUBAGG )
    0    999
!
Tranche "R_1" JUN_RES
   Block 36019840.66 at 0 GROUP 1 NOTIONAL WITH GROUP 1 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040825
!
Tranche "R_2" JUN_RES
   Block 109108400.54 at 0 GROUP 2 NOTIONAL WITH GROUP 2 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040825
!
Tranche "R_3" JUN_RES
   Block 0.01 at 0 GROUP 3 NOTIONAL WITH GROUP 3 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040825
!
Tranche "R_4" JUN_RES
   Block 0.01 at 0 GROUP 4 NOTIONAL WITH GROUP 4 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20040801  Next 20040825
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040701 Next 20040825 Settle 20040806
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20040701 Next 20040825 Settle 20040806
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20040701 Next 20040825 Settle 20040806
DEFINE PSEUDO_TRANCHE COLLAT GROUP 3 _
   Delay 24 Dated 20040701 Next 20040825 Settle 20040806
DEFINE PSEUDO_TRANCHE COLLAT GROUP 4 _
   Delay 24 Dated 20040701 Next 20040825 Settle 20040806
!
  RESERVE_FUND "YmRsvFnd1"   FUNDING_FROM RULES
!
  RESERVE_FUND "YmRsvFnd2"   FUNDING_FROM RULES
!
  RESERVE_FUND "YmRsvFnd3"   FUNDING_FROM RULES
!
  RESERVE_FUND "YmRsvFnd4"   FUNDING_FROM RULES
!
  CREDIT_SUPPORT_BASIS DEAL
!
ifdef #cmover_3.0g2 _
  DEFINE MACRO #BalanceRatio[1] = BALANCE_RATIO {#1}
!
ifndef #cmover_3.0g2 _
  DEFINE MACRO #BalanceRatio[1] =
!
  CLASS "AR"         NO_BUILD_TRANCHE _
                     = "AR"
```

```
  CLASS "A1"            NO_BUILD_TRANCHE _
                        = "A1"
  CLASS "RESID_1"  NO_BUILD_TRANCHE _
                        = "R_1#1"
  CLASS "PO2" SHORTFALL_PAYBACK ALLOCATION TRUE _
                        NO_BUILD_TRANCHE _
                        NO_EXCESS_SUB _
                        WRITEDOWN_LIMIT BALANCE _
                        (XRS_FRAC("COLL_ENDBAL",1,2) * COLL_BAL(2) ); _
                        = "PO2#1"
  CLASS "WAC_IO2"        NO_BUILD_TRANCHE _
                        = "IO2#1"
  CLASS "A2NAS"         NO_BUILD_TRANCHE _
                        = "A2NAS"
  CLASS "A2NN"          NO_BUILD_TRANCHE _
                        = "A2NN"
  CLASS "RESID_2"  NO_BUILD_TRANCHE _
                        = "R_2#1"
  CLASS "RESID_3"  NO_BUILD_TRANCHE _
                        = "R_3#1"
  CLASS "SUBORD_1"  DISTRIB_CLASS RULES _
                        = "SUBORD_1"
  CLASS "SUBORD_2"  DISTRIB_CLASS RULES _
                        = "SUBORD_2"
  CLASS "SUBORD_3"  DISTRIB_CLASS RULES _
                        = "SUBORD_3"
  CLASS "SUBORD_4"  DISTRIB_CLASS RULES _
                        = "SUBORD_4"
  CLASS "RESID_4"  NO_BUILD_TRANCHE _
                        = "R_4#1"
  CLASS "B6"            NO_BUILD_TRANCHE _
                        = "B6"
  CLASS "B5"            NO_BUILD_TRANCHE _
                        = "B5", SUPPORT_CLASSES = "B6"
  CLASS "B4"            NO_BUILD_TRANCHE _
                        = "B4", SUPPORT_CLASSES = "B6" "B5"
  CLASS "B3"            NO_BUILD_TRANCHE _
                        = "B3", SUPPORT_CLASSES = "B6" "B5" "B4"
  CLASS "B2"            NO_BUILD_TRANCHE _
                        = "B2", SUPPORT_CLASSES = "B6" "B5" "B4" "B3"
  CLASS "B1"            NO_BUILD_TRANCHE _
                        = "B1", SUPPORT_CLASSES = "B6" "B5" "B4" "B3" "B2"
  CLASS "SUBAGG" DISTRIB_CLASS SUBORD  WRITEDOWN_BAL SUBORD _
                        = "B1" "B2" "B3" "B4" "B5" "B6" , _
    COMBINE_CLASSES {#BalanceRatio}{1.0} = "SUBORD_1" "SUBORD_2" "SUBORD_3"
"SUBORD_4"
  CLASS "SNR_1"         WRITEDOWN_BAL PRORATA ALLOCATION WRITEDOWN_LIMIT BALANCE
(#OrigCollBal1); _
                        = "AR" "A1"  , SUPPORT_CLASSES = "SUBAGG"
  CLASS "SNR_2"         WRITEDOWN_BAL PRORATA ALLOCATION WRITEDOWN_LIMIT BALANCE
(#OrigCollBal2); NO_EXCESS_SUB _
                        = "A2NAS" "A2NN"  , SUPPORT_CLASSES = "SUBAGG"
  CLASS "SNR_3"         NO_BUILD_TRANCHE _
                        WRITEDOWN_LIMIT BALANCE (#OrigCollBal3); _
                        = "SNR_3", SUPPORT_CLASSES = "SUBAGG"
  CLASS "SNR_4"         NO_BUILD_TRANCHE _
                        WRITEDOWN_LIMIT BALANCE (#OrigCollBal4); _
                        = "SNR_4", SUPPORT_CLASSES = "SUBAGG"
!
!
  CLASS "GRP1" _
                  DISTRIB_CLASS RULES _
                    = "SNR_1" "SUBORD_1"  "RESID_1"
  CLASS "GRP2" _
                  DISTRIB_CLASS RULES _
                    = "WAC_IO2" "SNR_2" "PO2" "SUBORD_2"  "RESID_2"
```

```
  CLASS "GRP3" _
                  DISTRIB_CLASS RULES _
                    = "SNR_3" "SUBORD_3"  "RESID_3"
  CLASS "GRP4" _
                  DISTRIB_CLASS RULES _
                    = "SNR_4" "SUBORD_4"  "RESID_4"
!
  CLASS "ROOT"  ROOT_LIST = "GRP1" "GRP2" "GRP3" "GRP4"
!
  GROUP 0       ROOT      = 1 2 3 4
!

!
  DEFINE PSEUDO_TRANCHE CLASS "SNR_1"       Delay 24  Dated 20040701  Next
20040825 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SUBORD_1"    Delay 24  Dated 20040701  Next
20040825 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SNR_2"       Delay 24  Dated 20040701  Next
20040825 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SUBORD_2"    Delay 24  Dated 20040701  Next
20040825 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SUBORD_3"    Delay 24  Dated 20040701  Next
20040825 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SUBORD_4"    Delay 24  Dated 20040701  Next
20040825 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SUBAGG"      Delay 24  Dated 20040701  Next
20040825 DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
  CROSSOVER When 0
!
  DEFINE DYNAMIC STICKY #OrigSubBal1 = #OrigCollBal1 - ORIG_BBAL("SNR_1")
  DEFINE DYNAMIC STICKY #SubBal1 = MAX(0, COLL_PREV_BAL(1) - BBAL("SNR_1"))
  DEFINE DYNAMIC STICKY #OrigSubBal2 = #OrigCollBal2 - ORIG_BBAL("SNR_2",
"PO2#1")
  DEFINE DYNAMIC STICKY #SubBal2 = MAX(0, COLL_PREV_BAL(2) - BBAL("SNR_2",
"PO2#1"))
  DEFINE DYNAMIC STICKY #OrigSubBal3 = #OrigCollBal3 - ORIG_BBAL("SNR_3")
  DEFINE DYNAMIC STICKY #SubBal3 = MAX(0, COLL_PREV_BAL(3) - BBAL("SNR_3"))
  DEFINE DYNAMIC STICKY #ReduceTestA3 = LOOKUP_TBL( "STEP", CURMONTH ,
"SI_LOSSA3", "MONTH", "SHIFTR" )
  DEFINE DYNAMIC STICKY #OrigSubBal4 = #OrigCollBal4 - ORIG_BBAL("SNR_4")
  DEFINE DYNAMIC STICKY #SubBal4 = MAX(0, COLL_PREV_BAL(4) - BBAL("SNR_4"))
  DEFINE DYNAMIC STICKY #ReduceTestA4 = LOOKUP_TBL( "STEP", CURMONTH ,
"SI_LOSSA4", "MONTH", "SHIFTR" )
!
TRIGGER "Delinquency3" _
        ORIG_TESTVAL     0.00% _
        TESTVAL          ( AVG_DELINQ_BAL(2,3,3) / #SubBal3); _
        TARGETVAL        (40%); _
        ORIG_TARGETVAL   40% _
        EFFECTIVE_WHEN   ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES ELSE
TRIG_EFFECTIVE_ALWAYSPASS ); _
        TRIGVAL          LODIFF
!
TRIGGER "CumLoss3" _
        ORIG_TESTVAL     0.00% _
        TESTVAL          (DELINQ_LOSS_ACCUM(3)/ #OrigSubBal3); _
        TARGETVAL        ( #ReduceTestA3 ); _
        ORIG_TARGETVAL   NO_CHECK 30% _
```

```
        EFFECTIVE_WHEN  ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES ELSE
TRIG_EFFECTIVE_ALWAYSPASS ); _
        TRIGVAL         LODIFF
!
TRIGGER "ShiftTrigger3" _
        FULL_NAME   "Shifting Interest Group 3 Delinquency/Loss Trigger" _
        DEFINITION "A Shifting Interest Delinquency/Loss Trigger will _
exist after month 120 if ;_
            (a) the 3 month average of 60+ delinquencies is greater than _
40% of the Junior outstanding certificate balances or ;_
            (b) cumulative losses as a percentage of the original subordinate
_
bond balance are greater than the percentage in the following table; _
                        Month <=            %;  _
                             132            30%;  _
                             144            35%;  _
                             156            40%;  _
                             168            45%;  _
                             180            50% _
The above calculations will be based on the respective mortgage loan group." _
        EFFECTIVE_WHEN  ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES ELSE
TRIG_EFFECTIVE_ALWAYSPASS ); _
        IMPACT     "Unscheduled principal that was intended to be paid to the
_
subordinate bonds will now be directed to the senior bonds." _
        TRIGVAL FORMULA (MIN( TRIGGER("Delinquency3","TRIGVAL"),
TRIGGER("CumLoss3","TRIGVAL")));
!
!
TRIGGER "Delinquency4" _
        ORIG_TESTVAL    0.00% _
        TESTVAL         ( AVG_DELINQ_BAL(2,3,4) / #SubBal4); _
        TARGETVAL       (40%); _
        ORIG_TARGETVAL  40% _
        EFFECTIVE_WHEN  ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES ELSE
TRIG_EFFECTIVE_ALWAYSPASS ); _
        TRIGVAL         LODIFF
!
TRIGGER "CumLoss4" _
        ORIG_TESTVAL    0.00% _
        TESTVAL         (DELINQ_LOSS_ACCUM(4)/ #OrigSubBal4); _
        TARGETVAL       ( #ReduceTestA4 ); _
        ORIG_TARGETVAL  NO_CHECK 30% _
        EFFECTIVE_WHEN  ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES ELSE
TRIG_EFFECTIVE_ALWAYSPASS ); _
        TRIGVAL         LODIFF
!
TRIGGER "ShiftTrigger4" _
        FULL_NAME   "Shifting Interest Group 4 Delinquency/Loss Trigger" _
        DEFINITION "A Shifting Interest Delinquency/Loss Trigger will _
exist after month 120 if ;_
            (a) the 3 month average of 60+ delinquencies is greater than _
40% of the Junior outstanding certificate balances or ;_
            (b) cumulative losses as a percentage of the original subordinate
_
bond balance are greater than the percentage in the following table; _
                        Month <=            %;  _
                             132            30%;  _
                             144            35%;  _
                             156            40%;  _
                             168            45%;  _
                             180            50% _
The above calculations will be based on the respective mortgage loan group." _
        EFFECTIVE_WHEN  ( IF CURMONTH GT 120 THEN TRIG_EFFECTIVE_YES ELSE
TRIG_EFFECTIVE_ALWAYSPASS ); _
        IMPACT     "Unscheduled principal that was intended to be paid to the
```

```
subordinate bonds will now be directed to the senior bonds." _
        TRIGVAL FORMULA (MIN( TRIGGER("Delinquency4","TRIGVAL"),
TRIGGER("CumLoss4","TRIGVAL")));
!
!
  DEFINE DYNAMIC STICKY #COUPON_SUBAGG = OPTIMAL_INTPMT("SUBORD_1",
"SUBORD_2", "SUBORD_3", "SUBORD_4") / BBAL("SUBORD_1", "SUBORD_2", "SUBORD_3",
"SUBORD_4") * 36000 / NDAYS_ACCRUE_INT("SUBAGG#1")
!
  OPTIONAL REDEMPTION:      "CLEANUP" _
                            COLL_FRAC 5% _
                            PRICE_P ( COLL_BAL ); _
                            DISTR_P RULES "OPTR_DEAL"
!
!
 INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                             PARTIAL_PREPAY Compensate Pro_rata _
                             LOSS           NO_Compensate SUBORDINATED ACCUM
!
 INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
                             PARTIAL_PREPAY Compensate Pro_rata _
                             LOSS           NO_Compensate SUBORDINATED ACCUM
!
 INTEREST_SHORTFALL GROUP 3 FULL_PREPAY    Compensate Pro_rata _
                             PARTIAL_PREPAY Compensate Pro_rata _
                             LOSS           NO_Compensate SUBORDINATED ACCUM
!
 INTEREST_SHORTFALL GROUP 4 FULL_PREPAY    Compensate Pro_rata _
                             PARTIAL_PREPAY Compensate Pro_rata _
                             LOSS           NO_Compensate SUBORDINATED ACCUM
!
!
 CMO Block Payment Rules
------------------------------------
   calculate :  #CrossSNR_1 = ( BBAL("SUBAGG") < 0.01 )
------------------------------------
        from :  CASH_ACCOUNT (100, GROUP 1)
  subject to :  CEILING ( (COLL("PREPAYPENALTY",1)) )
         pay :  CREDIT_ENHANCEMENT ("YmRsvFnd1")
------------------------------------
   calculate :  #CrossSNR_2 = ( BBAL("SUBAGG") < 0.01 )
------------------------------------
        from :  CASH_ACCOUNT (100, GROUP 2)
  subject to :  CEILING ( (COLL("PREPAYPENALTY",2)) )
         pay :  CREDIT_ENHANCEMENT ("YmRsvFnd2")
------------------------------------
   calculate :  #CrossSNR_3 = ( BBAL("SUBAGG") < 0.01 )
------------------------------------
        from :  CASH_ACCOUNT (100, GROUP 3)
  subject to :  CEILING ( (COLL("PREPAYPENALTY",3)) )
         pay :  CREDIT_ENHANCEMENT ("YmRsvFnd3")
------------------------------------
   calculate :  #CrossSNR_4 = ( BBAL("SUBAGG") < 0.01 )
------------------------------------
        from :  CASH_ACCOUNT (100, GROUP 4)
  subject to :  CEILING ( (COLL("PREPAYPENALTY",4)) )
         pay :  CREDIT_ENHANCEMENT ("YmRsvFnd4")
------------------------------------
   calculate :  #Non_PO_Bal2 = BBAL("SNR_2", "SUBORD_2")
!
!
   calculate :  #NasShiftA2         = LOOKUP_TBL( "STEP", CURMONTH , "NASA2",
"MONTH", "NAS_FRACA2" )
!
   calculate :  #NasFracA2          = BBAL("A2NAS") / #Non_PO_Bal2
```

```
!
   calculate :  #SubsNotGoneAgg = BBAL("B1", "B2", "B3", "B4", "B5", "B6") GT
0.01
!
   calculate :  #OrigSenPct1  = ORIG_BBAL("SNR_1") / #OrigCollBal1
!
   calculate :  #SenPct1 = _
               IF #SubsNotGoneAgg _
               THEN MIN(1, BBAL("SNR_1") / COLL_PREV_BAL(1)) _
               ELSE 1
!
   calculate :  #OrigSenPct2  = ORIG_BBAL("SNR_2") / (#OrigCollBal2 -
ORIG_BBAL( "PO2#1" ) )
!
   calculate :  #SenPct2 = _
               IF #SubsNotGoneAgg _
               THEN MIN(1, BBAL("SNR_2") / (COLL_PREV_BAL(2) *
AMB_COLLBAL(2))) _
               ELSE 1
!
   calculate :  #OrigSenPct3  = ORIG_BBAL("SNR_3") / #OrigCollBal3
!
   calculate :  #SenPct3 = _
               IF #SubsNotGoneAgg _
               THEN MIN(1, BBAL("SNR_3") / COLL_PREV_BAL(3)) _
               ELSE 1
!
   calculate :  #OrigSenPct4  = ORIG_BBAL("SNR_4") / #OrigCollBal4
!
   calculate :  #SenPct4 = _
               IF #SubsNotGoneAgg _
               THEN MIN(1, BBAL("SNR_4") / COLL_PREV_BAL(4)) _
               ELSE 1
!
   calculate :  #ShiftTest3 = NOT TRIGGER("ShiftTrigger3")
   calculate :  #ShiftTest4 = NOT TRIGGER("ShiftTrigger4")
   calculate :  #Sub2TimesTestAgg = BBAL("SUBORD_1", "SUBORD_2", "SUBORD_3",
"SUBORD_4") / BBAL("SNR_1", "SUBORD_1", "SNR_2", "SUBORD_2", "SNR_3",
"SUBORD_3", "SNR_4", "SUBORD_4") _
                                  GE 2 * ORIG_BBAL("SUBORD_1", "SUBORD_2",
"SUBORD_3", "SUBORD_4")/ORIG_BBAL("SNR_1", "SUBORD_1", "SNR_2", "SUBORD_2",
"SNR_3", "SUBORD_3", "SNR_4", "SUBORD_4")
!
   calculate :  #SenTwoTimesPct3  = _
              IF CURMONTH LE 36 AND #Sub2TimesTestAgg _
                 THEN #SenPct3 + 50% * (1 - #SenPct3) _
         ELSE IF CURMONTH GT 36 AND #Sub2TimesTestAgg _
                 THEN #SenPct3 _
         ELSE IF CURMONTH LE 120 AND (NOT #Sub2TimesTestAgg) _
                 THEN 1 _
         ELSE #SenPct3
!
   calculate :  #SenTwoTimesPct4  = _
              IF CURMONTH LE 36 AND #Sub2TimesTestAgg _
                 THEN #SenPct4 + 50% * (1 - #SenPct4) _
         ELSE IF CURMONTH GT 36 AND #Sub2TimesTestAgg _
                 THEN #SenPct4 _
         ELSE IF CURMONTH LE 120 AND (NOT #Sub2TimesTestAgg) _
                 THEN 1 _
         ELSE #SenPct4
!
   calculate :  #SenPctFailAgg = (#SenPct1 > #OrigSenPct1) OR (#SenPct2 >
#OrigSenPct2) OR (#SenPct3 > #OrigSenPct3) OR (#SenPct4 > #OrigSenPct4)
!
   calculate :  #SenPrep1 = _
              IF #SenPctFailAgg _
```

```
               THEN 1 _
               ELSE #SenPct1 + SHIFT%(1) * (1-#SenPct1), _
   Reduce_SHIFT%_when GROUP 1 STICKY_PASS FAILVAL_PRIOREND _
   (#ShiftTest3 AND #ShiftTest4)
!
   calculate :  #SenPrep2 = _
               IF #SenPctFailAgg _
               THEN 1 _
               ELSE #SenPct2 + SHIFT%(2) * (1-#SenPct2), _
   Reduce_SHIFT%_when GROUP 2 STICKY_PASS FAILVAL_PRIOREND _
   (#ShiftTest3 AND #ShiftTest4)
!
   calculate :  #SenPrep3 = _
               IF #SenPctFailAgg _
               THEN 1 _
               ELSE #SenPct3 + SHIFT%(3) * (1-#SenPct3), _
   Reduce_SHIFT%_when GROUP 3 STICKY_PASS FAILVAL_PRIOREND _
   (#ShiftTest3 AND #ShiftTest4)
!
   calculate :  #SenPrep4 = _
               IF #SenPctFailAgg _
               THEN 1 _
               ELSE #SenPct4 + SHIFT%(4) * (1-#SenPct4), _
   Reduce_SHIFT%_when GROUP 4 STICKY_PASS FAILVAL_PRIOREND _
   (#ShiftTest3 AND #ShiftTest4)
!
!
   calculate :  #SenPrep3 = _
               IF #SenPctFailAgg _
               THEN 1 _
               ELSE IF #Sub2TimesTestAgg _
                    THEN IF CURMONTH LE 36 _
                         THEN #SenPct3 + (50% * (1-#SenPct3)) _
                         ELSE #SenPct3 _
                    ELSE #SenPrep3
!
   calculate :  #SenPrep4 = _
               IF #SenPctFailAgg _
               THEN 1 _
               ELSE IF #Sub2TimesTestAgg _
                    THEN IF CURMONTH LE 36 _
                         THEN #SenPct4 + (50% * (1-#SenPct4)) _
                         ELSE #SenPct4 _
                    ELSE #SenPrep4
!
 calculate:  "PO2" _
  NO_CHECK SCHEDULED     GROUP 2   FRACTION               = XRS_PO_SCHED(2) , _
  NO_CHECK PREPAY        GROUP 2   FRACTION               = XRS_PO_PREPAY(2) , _
  NO_CHECK RECOVER       GROUP 2   AMOUNT     LIMIT #V2 = XRS_PO_RECOVER(2) *
DELINQ_RECOVER(2)
!
   calculate : #SENRECOV1 =  _
     MAX( 0, MIN( #SenPrep1 * DELINQ_LIQUIDATE(1), _
                  #SenPct1 * DELINQ_RECOVER(1)))
!
   calculate : #SENRECOV2 =  _
     MAX( 0, MIN( #SenPct2 * DELINQ_LIQUIDATE(2) * AMB_LIQUIDATE(2), _
                  #SenPrep2 * (DELINQ_RECOVER(2) - #V2)))
!
   calculate : #SENRECOV3 =  _
     MAX( 0, MIN( #SenPrep3 * DELINQ_LIQUIDATE(3), _
                  #SenTwoTimesPct3 * DELINQ_RECOVER(3)))
!
   calculate : #SENRECOV4 =  _
     MAX( 0, MIN( #SenPrep4 * DELINQ_LIQUIDATE(4), _
                  #SenTwoTimesPct4 * DELINQ_RECOVER(4)))
```

```
!
 calculate:  "SNR_1" _
  NO_CHECK SCHEDULED      GROUP 1  FRACTION LIMIT #SCH11 = #SenPct1 , _
  NO_CHECK PREPAY         GROUP 1  FRACTION LIMIT #PRP11 = #SenPrep1 , _
  NO_CHECK RECOVER        GROUP 1  AMOUNT   LIMIT #REC11 = #SENRECOV1
!
 calculate:  "SNR_2" _
  NO_CHECK SCHEDULED      GROUP 2  FRACTION LIMIT #SCH22 = AMB_SCHED(2)  *
#SenPct2 , _
  NO_CHECK PREPAY         GROUP 2  FRACTION LIMIT #PRP22 = AMB_PREPAY(2) *
#SenPrep2 , _
  NO_CHECK RECOVER        GROUP 2  AMOUNT   LIMIT #REC22 = #SENRECOV2
!
 calculate:  "SNR_3" _
  NO_CHECK SCHEDULED      GROUP 3  FRACTION LIMIT #SCH33 = #SenTwoTimesPct3 , _
  NO_CHECK PREPAY         GROUP 3  FRACTION LIMIT #PRP33 = #SenPrep3 , _
  NO_CHECK RECOVER        GROUP 3  AMOUNT   LIMIT #REC33 = #SENRECOV3
!
 calculate:  "SNR_4" _
  NO_CHECK SCHEDULED      GROUP 4  FRACTION LIMIT #SCH44 = #SenTwoTimesPct4 , _
  NO_CHECK PREPAY         GROUP 4  FRACTION LIMIT #PRP44 = #SenPrep4 , _
  NO_CHECK RECOVER        GROUP 4  AMOUNT   LIMIT #REC44 = #SENRECOV4
!
  calculate :  #SenSchedAlloc1   = #SCH11 * COLL_P_SCHED(1)
  calculate :  #SenPrepayAlloc1  = #PRP11 * COLL_P_PREPAY(1)
  calculate :  #SenRecoverAlloc1 = #REC11
  calculate :  #SenSchedAlloc2   = #SCH22 * COLL_P_SCHED(2)
  calculate :  #SenPrepayAlloc2  = #PRP22 * COLL_P_PREPAY(2)
  calculate :  #SenRecoverAlloc2 = #REC22
  calculate :  #SenSchedAlloc3   = #SCH33 * COLL_P_SCHED(3)
  calculate :  #SenPrepayAlloc3  = #PRP33 * COLL_P_PREPAY(3)
  calculate :  #SenRecoverAlloc3 = #REC33
  calculate :  #SenSchedAlloc4   = #SCH44 * COLL_P_SCHED(4)
  calculate :  #SenPrepayAlloc4  = #PRP44 * COLL_P_PREPAY(4)
  calculate :  #SenRecoverAlloc4 = #REC44
!
   calculate : #SubSched1   = MAX( 0, COLL_P_SCHED(1) - #SenSchedAlloc1 )
   calculate : #SubPrepay1  = MAX( 0, COLL_P_PREPAY(1) - #SenPrepayAlloc1 )
   calculate : #SubRecov1   = MAX( 0, DELINQ_RECOVER(1) - #SenRecoverAlloc1 )
!
   calculate : #SubSched2   = MAX( 0, COLL_P_SCHED(2) * AMB_SCHED(2) -
#SenSchedAlloc2 )
   calculate : #SubPrepay2  = MAX( 0, COLL_P_PREPAY(2) * AMB_PREPAY(2) -
#SenPrepayAlloc2 )
   calculate : #SubRecov2   = MAX( 0, DELINQ_RECOVER(2) - #SenRecoverAlloc2 -
#V2 )
!
   calculate : #SubSched3   = MAX( 0, COLL_P_SCHED(3) - #SenSchedAlloc3 )
   calculate : #SubPrepay3  = MAX( 0, COLL_P_PREPAY(3) - #SenPrepayAlloc3 )
   calculate : #SubRecov3   = MAX( 0, DELINQ_RECOVER(3) - #SenRecoverAlloc3 )
!
   calculate : #SubSched4   = MAX( 0, COLL_P_SCHED(4) - #SenSchedAlloc4 )
   calculate : #SubPrepay4  = MAX( 0, COLL_P_PREPAY(4) - #SenPrepayAlloc4 )
   calculate : #SubRecov4   = MAX( 0, DELINQ_RECOVER(4) - #SenRecoverAlloc4 )
!
 calculate:  "SUBORD_1" _
  NO_CHECK SCHEDULED      GROUP 1  AMOUNT               = #SubSched1 , _
  NO_CHECK PREPAY         GROUP 1  AMOUNT               = #SubPrepay1 , _
  NO_CHECK RECOVER        GROUP 1  AMOUNT               = #SubRecov1
!
 calculate:  "SUBORD_2" _
  NO_CHECK SCHEDULED      GROUP 2  AMOUNT               = #SubSched2 , _
  NO_CHECK PREPAY         GROUP 2  AMOUNT               = #SubPrepay2 , _
  NO_CHECK RECOVER        GROUP 2  AMOUNT               = #SubRecov2
!
 calculate:  "SUBORD_3" _
```

```
  NO_CHECK SCHEDULED      GROUP 3   AMOUNT                   = #SubSched3 , _
  NO_CHECK PREPAY         GROUP 3   AMOUNT                   = #SubPrepay3 , _
  NO_CHECK RECOVER        GROUP 3   AMOUNT                   = #SubRecov3
!
 calculate:  "SUBORD_4" _
  NO_CHECK SCHEDULED      GROUP 4   AMOUNT                   = #SubSched4 , _
  NO_CHECK PREPAY         GROUP 4   AMOUNT                   = #SubPrepay4 , _
  NO_CHECK RECOVER        GROUP 4   AMOUNT                   = #SubRecov4
!
   calculate : #SubSched    = #SubSched1 + #SubSched2 + #SubSched3 +
#SubSched4
   calculate : #SubPrepay   = #SubPrepay1 + #SubPrepay2 + #SubPrepay3 +
#SubPrepay4
   calculate : #SubRecov    = #SubRecov1 + #SubRecov2 + #SubRecov3 +
#SubRecov4
!
 calculate:  "B1" _
  NO_CHECK SCHEDULED       AMOUNT    LIMIT #B1S  = #SubSched   * SHARE("B1") , _
  NO_CHECK PREPAY          AMOUNT    LIMIT #B1P  = #SubPrepay * SUB_SHARE("B1")
, _
  NO_CHECK RECOVER         AMOUNT    LIMIT #B1R  = #SubRecov   * SHARE("B1")
!
 calculate:  "B2" _
  NO_CHECK SCHEDULED       AMOUNT    LIMIT #B2S  = #SubSched   * SHARE("B2") , _
  NO_CHECK PREPAY          AMOUNT    LIMIT #B2P  = #SubPrepay * SUB_SHARE("B2")
, _
  NO_CHECK RECOVER         AMOUNT    LIMIT #B2R  = #SubRecov   * SHARE("B2")
!
 calculate:  "B3" _
  NO_CHECK SCHEDULED       AMOUNT    LIMIT #B3S  = #SubSched   * SHARE("B3") , _
  NO_CHECK PREPAY          AMOUNT    LIMIT #B3P  = #SubPrepay * SUB_SHARE("B3")
, _
  NO_CHECK RECOVER         AMOUNT    LIMIT #B3R  = #SubRecov   * SHARE("B3")
!
 calculate:  "B4" _
  NO_CHECK SCHEDULED       AMOUNT    LIMIT #B4S  = #SubSched   * SHARE("B4") , _
  NO_CHECK PREPAY          AMOUNT    LIMIT #B4P  = #SubPrepay * SUB_SHARE("B4")
, _
  NO_CHECK RECOVER         AMOUNT    LIMIT #B4R  = #SubRecov   * SHARE("B4")
!
 calculate:  "B5" _
  NO_CHECK SCHEDULED       AMOUNT    LIMIT #B5S  = #SubSched   * SHARE("B5") , _
  NO_CHECK PREPAY          AMOUNT    LIMIT #B5P  = #SubPrepay * SUB_SHARE("B5")
, _
  NO_CHECK RECOVER         AMOUNT    LIMIT #B5R  = #SubRecov   * SHARE("B5")
!
 calculate:  "B6" _
  NO_CHECK SCHEDULED       AMOUNT    LIMIT #B6S  = #SubSched   * SHARE("B6") , _
  NO_CHECK PREPAY          AMOUNT    LIMIT #B6P  = #SubPrepay * SUB_SHARE("B6")
, _
  NO_CHECK RECOVER         AMOUNT    LIMIT #B6R  = #SubRecov   * SHARE("B6")
!
   calculate : #SubWaterFall = (#SubSched + #SubPrepay + #SubRecov) - (#B1S +
#B1P + #B1R + #B2S + #B2P + #B2R + #B3S + #B3P + #B3R + #B4S + #B4P + #B4R +
#B5S + #B5P + #B5R + #B6S + #B6P + #B6R)
!
 calculate:  "B1" _
  NO_CHECK CUSTOM          AMOUNT    LIMIT V1   = #SubWaterFall
!
 calculate:  "B2" _
  NO_CHECK CUSTOM          AMOUNT    LIMIT V2   = #SubWaterFall - V1
!
 calculate:  "B3" _
  NO_CHECK CUSTOM          AMOUNT    LIMIT V3   = #SubWaterFall - V1 - V2
!
 calculate:  "B4" _
```

```
 NO_CHECK CUSTOM          AMOUNT   LIMIT V4   = #SubWaterFall - V1 - V2 - V3
!
 calculate:  "B5" _
 NO_CHECK CUSTOM          AMOUNT   LIMIT V5   = #SubWaterFall - V1 - V2 - V3 -
V4
!
 calculate:  "B6" _
 NO_CHECK CUSTOM          AMOUNT   LIMIT V6   = #SubWaterFall - V1 - V2 - V3 -
V4 - V5
!
------------------------------------
        pay :  CLASS INTEREST  PRO_RATA ("SNR_1" )
        pay :  CLASS INTSHORT  PRO_RATA ("SNR_1" )
        pay :  CLASS PRINCIPAL SEQUENTIAL ( "SNR_1" )
------------------------------------
        pay :  CLASS INTEREST  PRO_RATA ("SNR_2"; "WAC_IO2" )
        pay :  CLASS INTSHORT  PRO_RATA ("SNR_2"; "WAC_IO2" )
        pay :  CLASS PRINCIPAL SEQUENTIAL ( "PO2", "SNR_2" )
------------------------------------
        pay :  CLASS INTEREST  PRO_RATA ("SNR_3" )
        pay :  CLASS INTSHORT  PRO_RATA ("SNR_3" )
        pay :  CLASS PRINCIPAL SEQUENTIAL ( "SNR_3" )
------------------------------------
        pay :  CLASS INTEREST  PRO_RATA ("SNR_4" )
        pay :  CLASS INTSHORT  PRO_RATA ("SNR_4" )
        pay :  CLASS PRINCIPAL SEQUENTIAL ( "SNR_4" )
------------------------------------
        pay :  CLASS INTEREST  PRO_RATA ( "SUBORD_1" )
        pay :  CLASS INTSHORT  PRO_RATA ( "SUBORD_1" )
------------------------------------
        pay :  CLASS INTEREST  PRO_RATA ( "SUBORD_2" )
        pay :  CLASS INTSHORT  PRO_RATA ( "SUBORD_2" )
------------------------------------
        pay :  CLASS INTEREST  PRO_RATA ( "SUBORD_3" )
        pay :  CLASS INTSHORT  PRO_RATA ( "SUBORD_3" )
------------------------------------
        pay :  CLASS INTEREST  PRO_RATA ( "SUBORD_4" )
        pay :  CLASS INTSHORT  PRO_RATA ( "SUBORD_4" )
------------------------------------
       from :  CLASS ( "GRP1"; "GRP2"; "GRP3"; "GRP4" )
        pay :  CLASS INTEREST  PRO_RATA ( "SUBORD_1"; "SUBORD_2"; "SUBORD_3";
"SUBORD_4" )
        pay :  CLASS INTSHORT  PRO_RATA ( "SUBORD_1"; "SUBORD_2"; "SUBORD_3";
"SUBORD_4" )
------------------------------------
        pay :  CLASS PRINCIPAL  SEQUENTIAL ( "SUBORD_1" )
------------------------------------
        pay :  CLASS PRINCIPAL  SEQUENTIAL ( "SUBORD_2" )
------------------------------------
        pay :  CLASS PRINCIPAL  SEQUENTIAL ( "SUBORD_3" )
------------------------------------
        pay :  CLASS PRINCIPAL  SEQUENTIAL ( "SUBORD_4" )
------------------------------------
       from :  CLASS ( "GRP1"; "GRP2"; "GRP3"; "GRP4" )
        pay :  CLASS PRINCIPAL PRO_RATA ( "SUBORD_1"; "SUBORD_2"; "SUBORD_3";
"SUBORD_4" )
------------------------------------
       from :  CLASS ( "PO2" )
        pay :  SEQUENTIAL ( "PO2#1" )
------------------------------------
       when :  IS_TRUE( #CrossSNR_1 )
       from :  CLASS ( "SNR_1" )
        pay :  CLASS INTEREST PRO_RATA ( "AR";"A1" )
        pay :  CLASS INTSHORT PRO_RATA ( "AR";"A1" )
        pay :  CLASS BALANCE  PRO_RATA ( "AR";"A1" )
------------------------------------
```

```
        when :  NOT IS_TRUE( #CrossSNR_1 )
        from :  CLASS ( "SNR_1" )
         pay :  CLASS INTEREST PRO_RATA  ( "AR"; "A1" )
         pay :  CLASS INTSHORT PRO_RATA  ( "AR"; "A1" )
------------------------------------
        when :  NOT IS_TRUE( #CrossSNR_1 )
        from :  CLASS ( "SNR_1" )
         pay :  CLASS BALANCE SEQUENTIAL ( "AR", "A1" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "AR" )
         pay :  SEQUENTIAL ( "AR#1" )
------------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
------------------------------------
!
        when :  IS_TRUE( #CrossSNR_2 )
        from :  CLASS ( "SNR_2" )
         pay :  CLASS INTEREST PRO_RATA ( "A2NAS";"A2NN" )
         pay :  CLASS INTSHORT PRO_RATA ( "A2NAS";"A2NN" )
         pay :  CLASS BALANCE  PRO_RATA ( "A2NAS";"A2NN" )
------------------------------------
        when :  NOT IS_TRUE( #CrossSNR_2 )
        from :  CLASS ( "SNR_2" )
         pay :  CLASS INTEREST PRO_RATA  ( "A2NAS"; "A2NN" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A2NAS"; "A2NN" )
------------------------------------
   calculate :  #NasCeilA2 = MIN ( BBAL("A2NAS"), COLL_P_SCHED(2) *
AMB_SCHED(2) * #NasFracA2 + COLL_P_PREPAY(2) * AMB_PREPAY(2) * #NasFracA2 *
#NasShiftA2 + DELINQ_RECOVER(2) * AMB_RECOVER(2) * #NasFracA2)
------------------------------------
  subject to :  CEILING ( #NasCeilA2 )
        when :  NOT IS_TRUE( #CrossSNR_2 )
        from :  CLASS ( "SNR_2" )
         pay :  CLASS BALANCE SEQUENTIAL ("A2NAS")
------------------------------------
        when :  NOT IS_TRUE( #CrossSNR_2 )
        from :  CLASS ( "SNR_2" )
         pay :  CLASS BALANCE SEQUENTIAL ("A2NN", "A2NAS")
------------------------------------
!
------------------------------------
        from :  CLASS ( "A2NAS" )
         pay :  SEQUENTIAL ( "A2NAS#1" )
------------------------------------
        from :  CLASS ( "A2NN" )
         pay :  SEQUENTIAL ( "A2NN#1" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "SNR_3" )
         pay :  SEQUENTIAL ( "SNR_3#1" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "SNR_4" )
         pay :  SEQUENTIAL ( "SNR_4#1" )
------------------------------------
------------------------------------
        from :  CLASS ( "SUBORD_1" ; "SUBORD_2" ; "SUBORD_3" ; "SUBORD_4" )
         pay :  CLASS INTEREST PRO_RATA  ( "SUBAGG" )
         pay :  CLASS INTSHORT PRO_RATA  ( "SUBAGG" )
         pay :  CLASS BALANCE  SEQUENTIAL ( "SUBAGG" )
------------------------------------
```

```
!
----------------------------------- SUB COMBO DISTRIBUTION
        from :  CLASS ("SUBAGG" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B1" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B2" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B3" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B4" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B5" )
         pay :  CLASS ENTIRETY  SEQUENTIAL ("B6" )
-----------------------------------
!
-----------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
-----------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
-----------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
-----------------------------------
        from :  CLASS ( "B4" )
         pay :  SEQUENTIAL ( "B4#1" )
-----------------------------------
        from :  CLASS ( "B5" )
         pay :  SEQUENTIAL ( "B5#1" )
-----------------------------------
        from :  CLASS ( "B6" )
         pay :  SEQUENTIAL ( "B6#1" )
-----------------------------------
!
----------------------------------- PAYDOWN SUBORD TRANCHES
   calculate :  #PrincReduce  = BBAL("B1#1", "B2#1", "B3#1", "B4#1", "B5#1",
"B6#1") - BBAL("SUBORD_1", "SUBORD_2", "SUBORD_3", "SUBORD_4")
   calculate :  #SubPrinc1    = BBAL("SUBORD_1#1") - BBAL("SUBORD_1")
   calculate :  #SubPrinc2    = BBAL("SUBORD_2#1") - BBAL("SUBORD_2")
   calculate :  #SubPrinc3    = BBAL("SUBORD_3#1") - BBAL("SUBORD_3")
   calculate :  #SubPrinc4    = BBAL("SUBORD_4#1") - BBAL("SUBORD_4")
   calculate :  #SubPrincAgg = #SubPrinc1 + #SubPrinc2 + #SubPrinc3 +
#SubPrinc4
   calculate :  #PrincReduce1 = #PrincReduce * #SubPrinc1 / #SubPrincAgg
   calculate :  #PrincReduce2 = #PrincReduce * #SubPrinc2 / #SubPrincAgg
   calculate :  #PrincReduce3 = #PrincReduce * #SubPrinc3 / #SubPrincAgg
   calculate :  #PrincReduce4 = #PrincReduce * #SubPrinc4 / #SubPrincAgg
-----------------------------------
  subject to :  CEILING ( ( #SubPrinc1 - #PrincReduce1 ) )
         pay :  SEQUENTIAL ( "SUBORD_1#1" )
-----------------------------------
  subject to :  CEILING ( ( #SubPrinc2 - #PrincReduce2 ) )
         pay :  SEQUENTIAL ( "SUBORD_2#1" )
-----------------------------------
  subject to :  CEILING ( ( #SubPrinc3 - #PrincReduce3 ) )
         pay :  SEQUENTIAL ( "SUBORD_3#1" )
-----------------------------------
  subject to :  CEILING ( ( #SubPrinc4 - #PrincReduce4 ) )
         pay :  SEQUENTIAL ( "SUBORD_4#1" )
-----------------------------------
!
        from :  CLASS ( "SUBAGG" )
         pay :  AS_INTEREST ("R_1#1")
-----------------------------------
        from :  CLASS ( "GRP1" )
         pay :  AS_INTEREST ("R_1#1")
-----------------------------------
        from :  CLASS ( "GRP2" )
         pay :  AS_INTEREST ("R_2#1")
```

```
-----------------------------------
       from :  CLASS ( "GRP3" )
        pay :  AS_INTEREST ("R_3#1")
-----------------------------------
       from :  CLASS ( "GRP4" )
        pay :  AS_INTEREST ("R_4#1")
-----------------------------------
----------------------------------- MANUAL WRITEDOWNS
   calculate :  #POWriteDown2 = BBAL("PO2#1") - XRS_FRAC("COLL_ENDBAL",1,2) *
COLL_BAL(2)
-----------------------------------
       from :  SUBACCOUNT ( #POWriteDown2 )
        pay :  WRITEDOWN SEQUENTIAL ( "PO2#1")
-----------------------------------
   calculate :  #ReduceSubord1 = MAX(0, MIN( BBAL("SUBORD_1#1"), BBAL( "AR#1",
"A1#1", "SUBORD_1#1" ) - COLL_BAL(1)))
   calculate :  #ReduceSubord2 = MAX(0, MIN( BBAL("SUBORD_2#1"), BBAL(
"PO2#1", "A2NAS#1", "A2NN#1", "SUBORD_2#1" ) - COLL_BAL(2)))
   calculate :  #ReduceSubord3 = MAX(0, MIN( BBAL("SUBORD_3#1"), BBAL(
"SNR_3#1", "SUBORD_3#1" ) - COLL_BAL(3)))
   calculate :  #ReduceSubord4 = MAX(0, MIN( BBAL("SUBORD_4#1"), BBAL(
"SNR_4#1", "SUBORD_4#1" ) - COLL_BAL(4)))
   calculate :  #TotReduceSubord = #ReduceSubord1 + #ReduceSubord2 +
#ReduceSubord3 + #ReduceSubord4
-----------------------------------
       when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
        pay :  DECREMENT ( BALANCE "SUBORD_1#1", BY #ReduceSubord1 )
-----------------------------------
   calculate :  #IncreaseSubord1 =  MAX(0, MIN( #TotReduceSubord, COLL_BAL(1)
- BBAL( "AR#1", "A1#1", "SUBORD_1#1" )))
-----------------------------------
       when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
        pay :  INCREMENT ( BALANCE "SUBORD_1#1", BY #IncreaseSubord1 )
-----------------------------------
       when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
        pay :  DECREMENT ( BALANCE "SUBORD_2#1", BY #ReduceSubord2 )
-----------------------------------
   calculate :  #IncreaseSubord2 =  MAX(0, MIN( #TotReduceSubord, COLL_BAL(2)
- BBAL( "PO2#1", "A2NAS#1", "A2NN#1", "SUBORD_2#1" )))
-----------------------------------
       when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
        pay :  INCREMENT ( BALANCE "SUBORD_2#1", BY #IncreaseSubord2 )
-----------------------------------
       when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
        pay :  DECREMENT ( BALANCE "SUBORD_3#1", BY #ReduceSubord3 )
-----------------------------------
   calculate :  #IncreaseSubord3 =  MAX(0, MIN( #TotReduceSubord, COLL_BAL(3)
- BBAL( "SNR_3#1", "SUBORD_3#1" )))
-----------------------------------
       when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
        pay :  INCREMENT ( BALANCE "SUBORD_3#1", BY #IncreaseSubord3 )
-----------------------------------
       when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
        pay :  DECREMENT ( BALANCE "SUBORD_4#1", BY #ReduceSubord4 )
-----------------------------------
   calculate :  #IncreaseSubord4 =  MAX(0, MIN( #TotReduceSubord, COLL_BAL(4)
- BBAL( "SNR_4#1", "SUBORD_4#1" )))
-----------------------------------
       when :  IS_THERE ( "B1#1","B2#1","B3#1","B4#1","B5#1","B6#1" )
        pay :  INCREMENT ( BALANCE "SUBORD_4#1", BY #IncreaseSubord4 )
-----------------------------------
   calculate :  #MoreReduceSubord1 = MAX(0, MIN( BBAL("SUBORD_1#1"),
BBAL("SUBORD_1#1") / BBAL("SUBORD_1#1", "SUBORD_2#1", "SUBORD_3#1",
"SUBORD_4#1") * ( BBAL("AR#1", "A1#1", "SUBORD_1#1", "PO2#1", "A2NAS#1",
"A2NN#1", "SUBORD_2#1", "SNR_3#1", "SUBORD_3#1", "SNR_4#1", "SUBORD_4#1") -
COLL_BAL)))
```

```
   calculate :  #MoreReduceSubord2 = MAX(0, MIN( BBAL("SUBORD_2#1"),
BBAL("SUBORD_2#1") / BBAL("SUBORD_1#1", "SUBORD_2#1", "SUBORD_3#1",
"SUBORD_4#1") * ( BBAL("AR#1", "A1#1", "SUBORD_1#1", "PO2#1", "A2NAS#1",
"A2NN#1", "SUBORD_2#1", "SNR_3#1", "SUBORD_3#1", "SNR_4#1", "SUBORD_4#1") -
COLL_BAL)))
   calculate :  #MoreReduceSubord3 = MAX(0, MIN( BBAL("SUBORD_3#1"),
BBAL("SUBORD_3#1") / BBAL("SUBORD_1#1", "SUBORD_2#1", "SUBORD_3#1",
"SUBORD_4#1") * ( BBAL("AR#1", "A1#1", "SUBORD_1#1", "PO2#1", "A2NAS#1",
"A2NN#1", "SUBORD_2#1", "SNR_3#1", "SUBORD_3#1", "SNR_4#1", "SUBORD_4#1") -
COLL_BAL)))
   calculate :  #MoreReduceSubord4 = MAX(0, MIN( BBAL("SUBORD_4#1"),
BBAL("SUBORD_4#1") / BBAL("SUBORD_1#1", "SUBORD_2#1", "SUBORD_3#1",
"SUBORD_4#1") * ( BBAL("AR#1", "A1#1", "SUBORD_1#1", "PO2#1", "A2NAS#1",
"A2NN#1", "SUBORD_2#1", "SNR_3#1", "SUBORD_3#1", "SNR_4#1", "SUBORD_4#1") -
COLL_BAL)))
------------------------------------
        when :  IS_TRUE ( (BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1") GT
0.01 ) AND (( BBAL("SUBORD_2#1") LT 0.01 ) OR ( BBAL("SUBORD_3#1") LT 0.01 )
OR ( BBAL("SUBORD_4#1") LT 0.01 ) ))
         pay :  DECREMENT ( BALANCE "SUBORD_1#1", BY #MoreReduceSubord1 )
------------------------------------
        when :  IS_TRUE ( (BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1") GT
0.01 ) AND (( BBAL("SUBORD_1#1") LT 0.01 ) OR ( BBAL("SUBORD_3#1") LT 0.01 )
OR ( BBAL("SUBORD_4#1") LT 0.01 ) ))
         pay :  DECREMENT ( BALANCE "SUBORD_2#1", BY #MoreReduceSubord2 )
------------------------------------
        when :  IS_TRUE ( (BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1") GT
0.01 ) AND (( BBAL("SUBORD_1#1") LT 0.01 ) OR ( BBAL("SUBORD_2#1") LT 0.01 )
OR ( BBAL("SUBORD_4#1") LT 0.01 ) ))
         pay :  DECREMENT ( BALANCE "SUBORD_3#1", BY #MoreReduceSubord3 )
------------------------------------
        when :  IS_TRUE ( (BBAL("B1#1","B2#1","B3#1","B4#1","B5#1","B6#1") GT
0.01 ) AND (( BBAL("SUBORD_1#1") LT 0.01 ) OR ( BBAL("SUBORD_2#1") LT 0.01 )
OR ( BBAL("SUBORD_3#1") LT 0.01 ) ))
         pay :  DECREMENT ( BALANCE "SUBORD_4#1", BY #MoreReduceSubord4 )
------------------------------------
   calculate :  #WriteDown = MAX(0, BBAL( "AR#1", "A1#1", "B1#1", "B2#1",
"B3#1", "B4#1", "B5#1", "B6#1", "A2NAS#1", "A2NN#1", "PO2#1", "SNR_3#1",
"SNR_4#1" ) - COLL_BAL(1,2,3,4))
------------------------------------
        from :  SUBACCOUNT ( #WriteDown )
         pay :  WRITEDOWN PRO_RATA ( "B6#1" )
         pay :  WRITEDOWN PRO_RATA ( "B5#1" )
         pay :  WRITEDOWN PRO_RATA ( "B4#1" )
         pay :  WRITEDOWN PRO_RATA ( "B3#1" )
         pay :  WRITEDOWN PRO_RATA ( "B2#1" )
         pay :  WRITEDOWN PRO_RATA ( "B1#1" )
------------------------------------
   calculate :  #SenWriteDown1 = MAX(0, BBAL( "AR#1", "A1#1" ) / BBAL( "AR#1",
"A1#1", "A2NAS#1", "A2NN#1", "SNR_3#1", "SNR_4#1" ) * #WriteDown)
------------------------------------
   calculate :  #SenWriteDown2 = MAX(0, BBAL( "A2NAS#1", "A2NN#1" ) / BBAL(
"AR#1", "A1#1", "A2NAS#1", "A2NN#1", "SNR_3#1", "SNR_4#1" ) * #WriteDown)
------------------------------------
   calculate :  #SenWriteDown3 = MAX(0, BBAL( "SNR_3#1" ) / BBAL( "AR#1",
"A1#1", "A2NAS#1", "A2NN#1", "SNR_3#1", "SNR_4#1" ) * #WriteDown)
------------------------------------
   calculate :  #SenWriteDown4 = MAX(0, BBAL( "SNR_4#1" ) / BBAL( "AR#1",
"A1#1", "A2NAS#1", "A2NN#1", "SNR_3#1", "SNR_4#1" ) * #WriteDown)
------------------------------------
        from :  SUBACCOUNT ( #WriteDown, #SenWriteDown1 )
         pay :  WRITEDOWN PRO_RATA ( "AR#1"; "A1#1" )
------------------------------------
        from :  SUBACCOUNT ( #WriteDown, #SenWriteDown2 )
         pay :  WRITEDOWN PRO_RATA ( "A2NAS#1"; "A2NN#1" )
------------------------------------
```

```
        from :  SUBACCOUNT ( #WriteDown, #SenWriteDown3 )
         pay :  WRITEDOWN SEQUENTIAL ( "SNR_3#1" )
------------------------------------
        from :  SUBACCOUNT ( #WriteDown, #SenWriteDown4 )
         pay :  WRITEDOWN SEQUENTIAL ( "SNR_4#1" )
------------------------------------
!
------------------------------------
 calculate: #CallBalGrp1 = COLL_BAL(1)
 calculate: #CallBalGrp2 = COLL_BAL(2)
 calculate: #CallBalGrp3 = COLL_BAL(3)
 calculate: #CallBalGrp4 = COLL_BAL(4)
------------------------------------
---------------------- SECTION: "OPTR_DEAL"
------------------------------------
        from :  CASH_ACCOUNT (100)
  subject to :  CEILING ( #CallBalGrp1)
         pay :  CLASS BALANCE SEQUENTIAL ( "GRP1" )
         pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP1" )
------------------------------------
        from :  CLASS ( "GRP1" )
         pay :  SEQUENTIAL ( "AR#1", "A1#1" )
------------------------------------
        from :  CLASS ( "GRP1" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SUBORD_1" )
------------------------------------
  subject to :  CEILING ( (BBAL("SUBORD_1#1")-BBAL("SUBORD_1")) )
         pay :  SEQUENTIAL ( "SUBORD_1#1" )
------------------------------------
        from :  CLASS ( "GRP1" )
         pay :  AS_INTEREST ( "R_1#1" )
------------------------------------
        from :  CLASS ( "SUBORD_1" )
         pay :  CLASS BALANCE SEQUENTIAL ("SUBAGG")
------------------------------------
        from :  CLASS ( "SUBAGG" )
         pay :  CLASS BALANCE SEQUENTIAL ("B1","B2","B3","B4","B5","B6")
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  CLASS ( "B4" )
         pay :  SEQUENTIAL ( "B4#1" )
------------------------------------
        from :  CLASS ( "B5" )
         pay :  SEQUENTIAL ( "B5#1" )
------------------------------------
        from :  CLASS ( "B6" )
         pay :  SEQUENTIAL ( "B6#1" )
------------------------------------
   calculate : #WriteDown1 = BBAL("GRP1")
------------------------------------
   calculate :  #WD_SUBORD_1 = MIN(BBAL("SUBORD_1#1"), #Writedown1)
   calculate :  #Writedown1 = #Writedown1 - #WD_SUBORD_1
------------------------------------
  subject to :  CEILING ( #WD_SUBORD_1 )
         pay :  DECREMENT( BALANCE "SUBORD_1#1", BY #WD_SUBORD_1 )
------------------------------------
        from :  SUBACCOUNT ( #Writedown1 )
         pay :  WRITEDOWN PRO_RATA ( "AR#1"; "A1#1" )
```

```
-----------------------------------
-----------------------------------
       from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( #CallBalGrp2)
        pay :  CLASS BALANCE SEQUENTIAL ( "GRP2" )
        pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP2" )
-----------------------------------
       from :  CLASS ( "GRP2" )
        pay :  SEQUENTIAL ( "PO2#1", "A2NAS#1", "A2NN#1" )
-----------------------------------
       from :  CLASS ( "GRP2" )
        pay :  CLASS BALANCE SEQUENTIAL ( "SUBORD_2" )
-----------------------------------
 subject to :  CEILING ( (BBAL("SUBORD_2#1")-BBAL("SUBORD_2")) )
        pay :  SEQUENTIAL ( "SUBORD_2#1" )
-----------------------------------
       from :  CLASS ( "GRP2" )
        pay :  AS_INTEREST ( "R_2#1" )
-----------------------------------
       from :  CLASS ( "SUBORD_2" )
        pay :  CLASS BALANCE SEQUENTIAL ("SUBAGG")
-----------------------------------
       from :  CLASS ( "SUBAGG" )
        pay :  CLASS BALANCE SEQUENTIAL ("B1","B2","B3","B4","B5","B6")
-----------------------------------
       from :  CLASS ( "B1" )
        pay :  SEQUENTIAL ( "B1#1" )
-----------------------------------
       from :  CLASS ( "B2" )
        pay :  SEQUENTIAL ( "B2#1" )
-----------------------------------
       from :  CLASS ( "B3" )
        pay :  SEQUENTIAL ( "B3#1" )
-----------------------------------
       from :  CLASS ( "B4" )
        pay :  SEQUENTIAL ( "B4#1" )
-----------------------------------
       from :  CLASS ( "B5" )
        pay :  SEQUENTIAL ( "B5#1" )
-----------------------------------
       from :  CLASS ( "B6" )
        pay :  SEQUENTIAL ( "B6#1" )
-----------------------------------
  calculate :  #POWriteDown2 = BBAL("PO2#1") - XRS_FRAC("COLL_ENDBAL",1,2) *
COLL_BAL(2)
-----------------------------------
       from :  SUBACCOUNT ( #POWriteDown2 )
        pay :  WRITEDOWN SEQUENTIAL ( "PO2#1")
-----------------------------------
  calculate : #WriteDown2 = BBAL("GRP2")
-----------------------------------
  calculate :  #WD_SUBORD_2 = MIN(BBAL("SUBORD_2#1"), #Writedown2)
  calculate :  #Writedown2 = #Writedown2 - #WD_SUBORD_2
-----------------------------------
 subject to :  CEILING ( #WD_SUBORD_2 )
        pay :  DECREMENT( BALANCE "SUBORD_2#1", BY #WD_SUBORD_2 )
-----------------------------------
       from :  SUBACCOUNT ( #Writedown2 )
        pay :  WRITEDOWN PRO_RATA ( "A2NAS#1"; "A2NN#1" )
-----------------------------------
-----------------------------------
       from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( #CallBalGrp3)
        pay :  CLASS BALANCE SEQUENTIAL ( "GRP3" )
        pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP3" )
-----------------------------------
```

```
        from :  CLASS ( "GRP3" )
         pay :  SEQUENTIAL ( "SNR_3#1" )
------------------------------------
        from :  CLASS ( "GRP3" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SUBORD_3" )
------------------------------------
  subject to :  CEILING ( (BBAL("SUBORD_3#1")-BBAL("SUBORD_3")) )
         pay :  SEQUENTIAL ( "SUBORD_3#1" )
------------------------------------
        from :  CLASS ( "GRP3" )
         pay :  AS_INTEREST ( "R_3#1" )
------------------------------------
        from :  CLASS ( "SUBORD_3" )
         pay :  CLASS BALANCE SEQUENTIAL ("SUBAGG")
------------------------------------
        from :  CLASS ( "SUBAGG" )
         pay :  CLASS BALANCE SEQUENTIAL ("B1","B2","B3","B4","B5","B6")
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  CLASS ( "B4" )
         pay :  SEQUENTIAL ( "B4#1" )
------------------------------------
        from :  CLASS ( "B5" )
         pay :  SEQUENTIAL ( "B5#1" )
------------------------------------
        from :  CLASS ( "B6" )
         pay :  SEQUENTIAL ( "B6#1" )
------------------------------------
   calculate : #WriteDown3 = BBAL("GRP3")
------------------------------------
   calculate :  #WD_SUBORD_3 = MIN(BBAL("SUBORD_3#1"), #Writedown3)
   calculate :  #Writedown3 = #Writedown3 - #WD_SUBORD_3
------------------------------------
  subject to :  CEILING ( #WD_SUBORD_3 )
         pay :  DECREMENT( BALANCE "SUBORD_3#1", BY #WD_SUBORD_3 )
------------------------------------
        from :  SUBACCOUNT ( #Writedown3 )
         pay :  WRITEDOWN SEQUENTIAL ( "SNR_3#1" )
------------------------------------
------------------------------------
        from :  CASH_ACCOUNT (100)
  subject to :  CEILING ( #CallBalGrp4)
         pay :  CLASS BALANCE SEQUENTIAL ( "GRP4" )
         pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP4" )
------------------------------------
        from :  CLASS ( "GRP4" )
         pay :  SEQUENTIAL ( "SNR_4#1" )
------------------------------------
        from :  CLASS ( "GRP4" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SUBORD_4" )
------------------------------------
  subject to :  CEILING ( (BBAL("SUBORD_4#1")-BBAL("SUBORD_4")) )
         pay :  SEQUENTIAL ( "SUBORD_4#1" )
------------------------------------
        from :  CLASS ( "GRP4" )
         pay :  AS_INTEREST ( "R_4#1" )
------------------------------------
        from :  CLASS ( "SUBORD_4" )
```

```
         pay :  CLASS BALANCE SEQUENTIAL ("SUBAGG")
------------------------------------
        from :  CLASS ( "SUBAGG" )
         pay :  CLASS BALANCE SEQUENTIAL ("B1","B2","B3","B4","B5","B6")
------------------------------------
        from :  CLASS ( "B1" )
         pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
        from :  CLASS ( "B2" )
         pay :  SEQUENTIAL ( "B2#1" )
------------------------------------
        from :  CLASS ( "B3" )
         pay :  SEQUENTIAL ( "B3#1" )
------------------------------------
        from :  CLASS ( "B4" )
         pay :  SEQUENTIAL ( "B4#1" )
------------------------------------
        from :  CLASS ( "B5" )
         pay :  SEQUENTIAL ( "B5#1" )
------------------------------------
        from :  CLASS ( "B6" )
         pay :  SEQUENTIAL ( "B6#1" )
------------------------------------
   calculate : #WriteDown4 = BBAL("GRP4")
------------------------------------
   calculate :  #WD_SUBORD_4 = MIN(BBAL("SUBORD_4#1"), #Writedown4)
   calculate :  #Writedown4 = #Writedown4 - #WD_SUBORD_4
------------------------------------
  subject to :  CEILING ( #WD_SUBORD_4 )
         pay :  DECREMENT( BALANCE "SUBORD_4#1", BY #WD_SUBORD_4 )
------------------------------------
        from :  SUBACCOUNT ( #Writedown4 )
         pay :  WRITEDOWN SEQUENTIAL ( "SNR_4#1" )
------------------------------------
!
Schedule "SHIFT1%"
Declare
SHIFTINT GROUP 1
60      100%
72      70%
84      60%
96      40%
108     20%
120     0%
!
!
Schedule "SHIFT2%"
Declare
SHIFTINT GROUP 2
60      100%
72      70%
84      60%
96      40%
108     20%
120     0%
!
!
Schedule "SHIFT3%"
Declare
SHIFTINT GROUP 3
120     100%
132     70%
144     60%
156     40%
168     20%
180     0%
```

```
!
!
Schedule "SHIFT4%"
Declare
SHIFTINT GROUP 4
120    100%
132    70%
144    60%
156    40%
168    20%
180    0%
!
!
!
  DEFINE DYNAMIC #YM_6MONTH95100 = LOAN("SCHAM_PREP_AMT") * 95% *
LOAN("GROSSRATE") / 1200 * 6 * 80%
!
 Collateral
!
!        Factor      --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20040701    9999 9999   FALSE
!
! Pool#  Type      Gross      Current      Original    --Fee--  Maturity Orig
!                  Coupon     Factor       Balance     P/Y  BV  P/Y   BV Term
!! BEGINNING OF COLLATERAL
M        1     "5.2500 - 5.4999"   WL    00    WAC                5.750 (
2480419.41 /       2480419.41 );      2480419.41                        0.290
   0.290            128:48    128:48        176 NO_CHECK GROUP 1
PREPAY_FLAG NONE ;
M        2     "5.5000 - 5.7499"   WL    00    WAC                5.931 (
4833243.68 /       4833243.68 );      4833243.68                        0.290
   0.290            141:39    141:39        180 NO_CHECK GROUP 1
PREPAY_FLAG NONE ;
M        3     "5.7500 - 5.9999"   WL    00    WAC                6.216 (
8091148.49 /       8091148.49 );      8091148.49                        0.290
   0.290            132:48    132:48        180 NO_CHECK GROUP 1
PREPAY_FLAG NONE ;
M        4     "6.0000 >="         WL    00    WAC                6.612 (
20615029.08 /      20615029.08 );     20615029.08                        0.290
    0.290            141:39    141:39        180 NO_CHECK GROUP 1
PREPAY_FLAG NONE ;
M        5     "5.5000 - 5.7499"   WL    00    WAC                6.000 (
402150.92 /        402150.92 );       402150.92                        0.290
  0.290            329:31    329:31        360 NO_CHECK GROUP 2      PREPAY_FLAG
NONE ;
M        6     "5.7500 - 5.9999"   WL    00    WAC                6.250 (
2104782.94 /       2104782.94 );      2104782.94                        0.290
   0.290            319:41    319:41        360 NO_CHECK GROUP 2
PREPAY_FLAG NONE ;
M        7     "6.0000 >="         WL    00    WAC                6.974 (
106601466.68 /    106601466.68 );    106601466.68                        0.290
     0.290            320:40    320:40        360 NO_CHECK GROUP 2
PREPAY_FLAG NONE ;
M        8     "grp 3 6ml"         WL    00    WAC                3.300 (
    0.01 /            0.01 );             0.01                        .29
 .29            180:11    180:11        180 NO_CHECK GROUP 3      PREPAY_FLAG
NONE ;
M        9     "grp 4 6ml"         WL    00    WAC                3.300 (
    0.01 /            0.01 );             0.01                        .29
 .29            180:11    180:11        180 NO_CHECK GROUP 4      PREPAY_FLAG
NONE ;
```

Disclaimer

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final Private Placement Memorandum. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.